Exhibit 99.1

Second Quarter Report

2019

Granite REIT 2019 Second Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Non-IFRS Measures	41

Significant Accounting Estimates	45

New Accounting Pronouncements and Developments	46

Internal Controls over Financial Reporting	50

Risks and Uncertainties	50

Quarterly Financial Data	51

Forward-Looking Statements	52

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and six month periods ended June 30, 2019. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and six month periods ended June 30, 2019 and the audited combined financial statements for the year ended December 31, 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at July 31, 2019 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2018, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2019 Second Quarter Report    1

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2019	2018	2019	2018

Operating highlights
Revenue	$67.9	$62.1	$131.3	$123.8
NOI — cash basis(1)	58.3	55.2	113.3	107.5
Net income attributable to stapled unitholders	98.7	149.2	176.9	221.5
FFO(1)(2)	43.1	37.6	83.8	88.7
AFFO(1)(2)	42.3	29.4	81.5	60.5
Cash flows provided from operating activities	50.1	45.0	90.5	82.5
Monthly distributions paid	33.7	31.2	65.6	62.8
Special distribution paid	—	—	13.7	—
FFO payout ratio(1)(3)	81%	79%	80%	79%
AFFO payout ratio(1)(3)	83%	99%	83%	104%

Per unit amounts
Diluted FFO(1)(2)	$0.89	$0.82	$1.78	$1.93
Diluted AFFO(1)(2)	$0.88	$0.64	$1.73	$1.32
Monthly distributions paid	$0.70	$0.68	$1.40	$1.36
Special distribution paid	—	—	$0.30	—
Diluted weighted average number of units	48.3	45.8	47.0	46.1

As at June 30, 2019 and December 31, 2018			2019	2018

Financial highlights
Investment properties — fair value(4)			$3,799.1	$3,425.0
Assets held for sale(4)			50.5	44.2
Cash and cash equivalents			496.9	658.2
Total debt(5)			1,285.6	1,303.2
Trading price per unit (TSX: GRT.UN)			$60.29	$53.21

Debt metrics, ratings and outlook
Net leverage ratio(1)			21%	19%
Interest coverage ratio(1)			9.3x	9.4x
Indebtedness ratio (total debt to adjusted EBITDA)(1)			6.8x	7.0x
Weighted average cost of debt(6)			2.17%	2.17%
Weighted average debt term-to-maturity, in years(6)			4.2	4.7
DBRS rating and outlook			BBB stable	BBB stable
Moody’s rating and outlook			Baa2 stable	Baa2 stable

Property metrics(4)
Number of investment properties			83	84
Income-producing properties			79	80
Properties under development			2	2
Land held for development			2	2
Gross leasable area (“GLA”), square feet			34.5	32.2
Occupancy, by GLA			98.9%	99.1%
Magna as a percentage of annualized revenue(7)			48%	54%
Magna as a percentage of GLA			41%	47%
Weighted average lease term in years, by GLA			6.0	6.0
Overall capitalization rate(8)			6.3%	6.7%

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.

2    Granite REIT 2019 Second Quarter Report

(2)

For the three and six months ended June 30, 2019, Granite recognized $0.6 million ($0.01 per unit) and $0.9 million ($0.02 per unit), respectively, in revenue related to lease termination and close-out fees. For the three months ended June 30, 2018, Granite recognized a $1.9 million ($0.04 per unit) realized foreign exchange loss in the period relating to the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. For the six months ended June 30, 2018, Granite recognized $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a net $8.5 million ($0.19 per unit) realized foreign exchange gain during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. FFO, AFFO and the per unit amounts include the aforementioned items.

In the first quarter of 2018, Granite also paid $9.1 million ($0.19 per unit) related to a tenant incentive allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO and AFFO per unit amounts have been reduced by this $9.1 million tenant allowance payment.

(3)

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. For comparative purposes, the FFO payout ratio and AFFO payout ratio for the three months ended June 30, 2019 and 2018 exclude the lease termination and close-out fees of $0.6 million and the $1.9 million realized foreign exchange loss relating to the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018, respectively.

For comparative purposes, the FFO payout ratio and AFFO payout ratio for the six months ended June 30, 2019 and 2018 exclude the lease termination and close-out fees of $0.9 million and $1.0 million, respectively, as well as the net $8.5 million realized foreign exchange gain relating to the remeasurement of US dollar cash proceeds from the sale of properties during the six months ended June 30, 2018.

AFFO payout ratio further excludes the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.
(4)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale at June 30, 2019 and six such assets that were held for sale at December 31, 2018 were excluded from investment properties and related property metrics at June 30, 2019 and December 31, 2018, respectively, throughout this MD&A.

(5)

The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet and, thereby, included in total debt (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).

(6)	Excludes lease obligations noted above.
(7)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(8)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. As at July 31, 2019, Granite owns 85 investment properties in nine countries having approximately 34.7 million square feet of gross leasable area. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively, “Magna”) as the largest tenant, in addition to tenants from various other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, distribution/warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The lease

Granite REIT 2019 Second Quarter Report    3

payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties (excluding six assets held for sale) by geographic location, property count and square footage as at July 31, 2019 are summarized below:

Investment Properties Summary(1) Nine countries/85 properties/34.7 million square feet

(1)

Includes an income-producing property in the Netherlands representing 0.3 million square feet of GLA and one property in the United States comprised of 190.6 acres of development land acquired subsequent to June 30, 2019.

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that will generate superior long-term total return for unitholders.

Granite’s strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see “INVESTMENT PROPERTIES”) over the long-term.

Following the sale of 22 non-core properties in 2018 and 2019 and the recent equity offering, Granite has positioned itself financially to capitalize on a strong pipeline of acquisition and development opportunities within its geographic footprint and execute on its strategic plan.

As Granite looks to the remainder of 2019, its priorities are as follows:

•	Strategically deploy the proceeds from the recent equity offering and property dispositions;

•

Accelerate growth in its target markets in North America and Europe primarily through property, portfolio and corporate acquisitions as well as through joint venture arrangements and development of modern logistics and e-commerce assets;

•	Continue to dispose of select non-core assets;

•	Maintain a target occupancy in excess of 98%;

•	Enhance Granite’s global platform;

4    Granite REIT 2019 Second Quarter Report

•	Grow net asset value as well as FFO and AFFO per unit through intensive asset management;

•	Maintain lower leverage providing balance sheet flexibility and liquidity; and

•	Pursue development opportunities within the existing portfolio.

SIGNIFICANT MATTERS

Property Acquisitions

During the six months ended June 30, 2019, Granite acquired three income-producing modern industrial properties in the United States and the leasehold interest in two properties in Mississauga, Ontario. Subsequent to the quarter-end, Granite acquired two properties consisting of development land in the United States and an income-producing property in Born, Netherlands. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price(2)		In-going Yield(1)
Acquired during the six months ended June 30, 2019:
201 Sunridge Boulevard	Wilmer, TX	0.8	9.5	Mar 1, 2019	$58.1		5.1%
3501 North Lancaster Hutchins Road	Lancaster, TX	0.2	10.4	Mar 1, 2019	106.1		6.8%
Leasehold interest in two properties: 2020 and 2095 Logistics Drive	Mississauga, ON	0.9	8.7	Apr 9, 2019	153.6	(3)	4.5%
1901 Beggrow Street	Columbus, OH	0.8	4.7	May 23, 2019	71.6		5.7%

Acquired between July 1, 2019 and July 31, 2019:
190.6 acres of development land	Harris County, Texas	N/A	N/A	July 1, 2019	33.4		N/A
Heirweg 3	Born, Netherlands	0.3	7.6	July 8, 2019	25.7		6.1%
		3.0	7.9		$448.5		5.4%

(1)	As at the date of acquisition.
(2)	Purchase price does not include transaction costs associated with property acquisitions.
(3)	Excludes right-of-use asset of $20.5 million associated with ground lease (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).

On April 9, 2019, Granite acquired the leasehold interest in two distribution/warehouse properties located in Mississauga, Ontario for total consideration of $153.6 million. The contractual rent at 2020 Logistics Drive is significantly below market, providing expected net operating income growth upon lease rollover. The property located at 2095 Logistics Drive is expected to be expanded by approximately 0.1 million square feet by the second quarter of 2020, generating additional net operating income at an estimated yield of 8.9%.

On May 23, 2019, Granite acquired 1901 Beggrow Street, a 36 foot clear height distribution centre situated on 51.1 acres of land in Columbus, Ohio for consideration of $71.6 million (US$53.2 million). This state of the art facility was completed in 2018 and is 100% leased to a subsidiary of Pepsico, Inc. The property is well-located within the major southeast Columbus industrial market and within two miles of the Rickenbacker International Airport, one of the only cargo-dedicated airports in the world. The building can be expanded by approximately 0.2 million square feet, providing attractive site flexibility and growth potential.

On July 1, 2019, Granite, in partnership with NorthPoint Development, acquired a greenfield site in Houston, Texas for $33.4 million (US$25.4 million) for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet. Speculative construction of the initial phase, consisting of two buildings totaling 0.6 million square feet, is anticipated to begin in the third quarter of 2019. The project is expected to generate a development yield spread of greater than 200 basis points. Granite’s partner, NorthPoint Development, will

Granite REIT 2019 Second Quarter Report    5

act as development manager for the project. The site is strategically located within Houston’s northeast submarket and located directly on US Highway 90, benefiting from exceptional access to Houston’s extensive interstate system, the city’s railroads and the Houston International Airport.

On July 8, 2019, Granite acquired Heirweg 3, a distribution centre situated on 7.4 acres of land in Born, Netherlands for $25.7 million (€17.5 million). Constructed in 2008, the property is 100% leased to Broekman Logistics and is well-located in an established business park. Its strategic location and close proximity to an inland port, rail and the A2 motorway provide excellent distribution access serving the local Dutch market as well as broader European markets.

Acquisition, Construction and Development Commitments

As at the date of this MD&A, Granite had the following property purchase and construction and development commitments:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield
As at June 30, 2019:
Demolition phase of property under development in Altbach, Germany	—	$1.2	$0.4	$1.6	N/A
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	—	9.0	9.0	8.9%
Properties under development in Texas and Indiana as well as other construction commitments	2.8	29.7	290.9	320.6	5.6%
	2.9	$30.9	$300.3	$331.2	5.7%
Commitments between July 1, 2019 and July 31, 2019:
Property purchase in Horn Lake, Mississippi	0.3	—	24.0	24.0	5.7%
	3.2	$30.9	$324.3	$355.2	5.7%

(1)	As at June 30, 2019.

A deposit of $26.2 million (US$20.0 million) was made during 2018 in connection with a contractual commitment to acquire a property under development in the state of Texas. This commitment to purchase the property under development is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close in the fourth quarter of 2019 following construction of the building and commencement of the lease.

During the first quarter of 2019, Granite entered into an agreement for approximately $1.6 million (€1.1 million) to demolish an existing building on a 13-acre site in Altbach, Germany. As at July 31, 2019, the demolition of the property is substantially complete and construction of a 0.3 million square foot distribution/light industrial facility is expected to commence in the first quarter of 2020, subject to receipt of all required permits and state approval.

On July 17, 2019, Granite agreed to acquire 1222 Commerce Parkway, a 32 foot clear height distribution centre situated on 20.9 acres of land in Horn Lake, Mississippi for total consideration of $24.0 million (US$18.5 million). The property was constructed in 2018 and is 100% leased to DSV Solutions and EPE Industries for a remaining weighted average lease term of 4.8 years. The acquisition is subject to customary closing conditions and is expected to close in the third quarter of 2019. The property is located within the DeSoto County submarket, less than 15 miles from downtown Memphis, Tennessee. The property offers exceptional access to Interstate 55 and proximity to the Memphis International Airport, which is home to the FedEx World Hub, the busiest air cargo airport in the United States.

6    Granite REIT 2019 Second Quarter Report

Property Dispositions

During the six months ended June 30, 2019, six properties previously classified as assets held for sale were disposed of for approximately $43.8 million. The properties consisted of the following:

Dispositions (in millions, except as noted) Property Address	Location	Sq ft	Date Disposed	Sale Price	Annualized Revenue(1)
3 Walker Drive (a nine-acre parcel of land)	Brampton, ON	N/A	Jan 15, 2019	$13.4	$—

Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	0.6	Feb 25, 2019	22.3	2.2

375 Edward Street	Richmond Hill, ON	0.1	Feb 27, 2019	8.1	—
		0.7		$43.8	$2.2

(1)

Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the month the property was first classified as an asset held for sale multiplied by 12 months.

Assets Held for Sale

As at June 30, 2019, six investment properties located in Canada and the United States were classified as assets held for sale. The six properties, having an aggregate fair value of $50.5 million, consisted of the following:

Held for Sale (in millions, except as noted) Property Address	Location	Sq ft	Fair Value	Annualized Revenue(1)
Michigan properties (five properties):
6151 Bancroft Avenue	Alto, MI
3501 John F Donnelly Drive	Holland, MI
3575 128th Avenue	Holland, MI
3601 John F Donnelly Drive	Holland, MI
1800 Hayes Street	Grand Haven, MI	0.7	$38.0	$3.6

330 Finchdene Square	Toronto, ON	0.1	12.5	—
		0.8	$50.5	$3.6

(1)

Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the month the property was first classified as an asset held for sale multiplied by 12 months.

These aforementioned properties were classified as assets held for sale on the combined balance sheets at June 30, 2019 and were excluded from the value of investment properties. These properties are also excluded from references to investment properties and related property metrics as at June 30, 2019 throughout this MD&A.

Officer and Board Changes and Appointments

On June 3, 2019, Granite announced the departure of its Chief Financial Officer (“CFO”), Ilias Konstantopoulos. Subsequently, effective July 8, 2019, Teresa Neto was appointed Granite’s CFO. Ms. Neto has over 13 years of real estate experience and has held previous CFO positions at publicly traded real estate investment trusts in Canada, most recently at Pure Industrial Real Estate Trust and prior to that at Northwest Healthcare Properties REIT. Ms. Neto has a chartered professional accounting designation (CPA, CA) and is a member of the Institute of Corporate Directors.

Granite REIT 2019 Second Quarter Report    7

On June 13, 2019, at the Trust’s annual general meeting, Fern Grodner and Sheila Murray were elected as new trustees of Granite REIT and directors of Granite GP. Donald Clow and Samir Manji did not stand for re-election. Ms. Grodner has over 25 years of corporate real estate experience which includes her roles at Amazon.com, Inc. as Senior Manager, Global Real Estate and Facilities and JDS Uniphase Corporation overseeing all real estate aspects of office and manufacturing sites. Ms. Murray was most recently the President and prior to that, the Executive Vice-President, General Counsel and Secretary of CI Financial Corp., following a 25-year career at Blake, Cassels & Graydon LLP. Ms. Murray is also a member of the Board of Directors of Teck Resources Limited, Lendified Holdings Inc., and the SickKids Foundation, a trustee of the Toronto Symphony Foundation, and has been a director of a number of other private and public companies.

Bought Deal Equity Offering

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $10.2 million.

Normal Course Issuer Bid

On May 14, 2019, Granite renewed its normal course issuer bid for an additional year.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates								Period End Exchange Rates
	Three Months Ended June 30,				Six Months Ended June 30,				June 30, 2019	December 31, 2018
	2019	2018	Change		2019	2018	Change				Change
$ per €1.00	1.503	1.539	(2%	)	1.506	1.547	(3%	)	1.489	1.563	(5%	)
$ per US$1.00	1.338	1.291	4%		1.333	1.278	4%		1.309	1.364	(4%	)

For the three and six months ended June 30, 2019 compared to the prior year periods, the average exchange rates of the Canadian dollar relative to the Euro and US dollar were lower and higher, respectively, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations and increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on June 30, 2019 were lower when compared to the December 31, 2018 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US subsidiaries were lower when compared to December 31, 2018.

8    Granite REIT 2019 Second Quarter Report

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and six months ended June 30, 2019 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended June 30,	Six Months Ended June 30,
(in millions, except per unit information)	2019 vs 2018	2019 vs 2018
Increase in revenue	$0.2	$0.3
Increase in NOI — cash basis	—	0.1
Increase in net income	0.3	0.7
Increase in FFO	0.5	1.4
Increase in AFFO	0.4	1.1
Increase in FFO per unit	$0.01	$0.03
Increase in AFFO per unit	$0.01	$0.02

Operating Results

Revenue

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	$ change	2019	2018	$ change
Rental revenue	$59.6	$55.3	4.3	$115.4	$109.3	6.1
Tenant recoveries	7.7	6.8	0.9	15.0	13.5	1.5
Lease termination and close-out fees	0.6	—	0.6	0.9	1.0	(0.1)
Revenue	$67.9	$62.1	5.8	$131.3	$123.8	7.5

Revenue for the three month period ended June 30, 2019 increased $5.8 million to $67.9 million from $62.1 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2019 vs Q2 2018 Change in Revenue

Granite REIT 2019 Second Quarter Report    9

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.3 million from consumer price index based increases and $0.2 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada and Germany beginning in the second quarter of 2018 increased revenue by $11.9 million, which included $1.6 million of tenant recoveries;

•	revenue increased by $0.4 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and Austria;

•	revenue increased by $0.6 million as a result of a lease close-out fee received in 2019 for a property in Canada that was vacated and classified as asset held for sale;

•

the sale of 11 properties in Canada, the United States and Germany beginning in the second quarter of 2018 decreased revenue by $7.2 million of which $0.6 million related to a reduction in property tax and insurance tenant recoveries;

•	two lease expiries and one lease termination for properties in Canada and the United States resulted in vacancies that decreased revenue by $0.3 million and $0.4 million, respectively; and

•

foreign exchange had a net $0.2 million positive impact as the weakening of the Canadian dollar against the US dollar increased revenue by $0.8 million while the relative strengthening of the Canadian dollar against the Euro decreased revenue by $0.6 million.

Revenue for the six month period ended June 30, 2019 increased $7.5 million to $131.3 million from $123.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2019 YTD vs Q2 2018 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.6 million from consumer price index based increases and $0.3 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and Germany during 2018 and 2019 increased revenue by $22.5 million, which included $2.7 million of tenant recoveries;

•	revenue increased by $1.2 million due to various renewal and re-leasing activities for properties primarily in Canada and the United States;

•

the sale of 21 properties in Canada, the United States and Germany in 2018 and 2019 decreased revenue by $16.4 million of which $1.7 million related to a reduction in property tax and insurance tenant recoveries;

10    Granite REIT 2019 Second Quarter Report

•	three vacancies noted above for properties in Canada and the United States decreased revenue by $0.6 million and $0.7 million, respectively; and

•

foreign exchange had a net $0.3 million positive impact as the weakening of the Canadian dollar against the US dollar increased revenue by $1.7 million while the relative strengthening of the Canadian dollar against the Euro decreased revenue by $1.4 million.

Revenue by major currency for the three and six months ended June 30, 2019 and 2018 was as follows:

Revenue by Currency

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts,

Granite REIT 2019 Second Quarter Report    11

to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “DEBT STRUCTURE”).

Net Operating Income

Net operating income (“NOI”) in the three months ended June 30, 2019 was $59.1 million compared to $54.7 million in the three months ended June 30, 2018. NOI in the six months ended June 30, 2019 was $114.3 million compared to $108.5 million in the six months ended June 30, 2018. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $58.3 million in the three months ended June 30, 2019 compared with $55.2 million in the prior year period. NOI — cash basis was $113.3 million in the six months ended June 30, 2019 compared with $107.5 million in the six months ended June 30, 2018.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended June 30, 2019 and 2018 were both $45.5 million. Same property NOI — cash basis in the six months ended June 30, 2019 was $89.7 million compared to $87.9 million in the six months ended June 30, 2018. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI(2), NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended June 30,		$ change	Sq ft(1) (in millions)	Six Months Ended June 30,		$ change
		2019	2018			2019	2018
Revenue		$67.9	$62.1	5.8		$131.3	$123.8	7.5
Less: Property operating costs		(8.8)	(7.4)	(1.4)		(17.0)	(15.3)	(1.7)
NOI(2)		$59.1	$54.7	4.4		$114.3	$108.5	5.8
Add (deduct):
Lease termination and close-out fees		(0.6)	—	(0.6)		(0.9)	(1.0)	0.1
Straight-line rent amortization		(1.5)	(0.8)	(0.7)		(2.7)	(2.7)	—
Tenant incentive amortization		1.3	1.3	—		2.6	2.7	(0.1)
NOI — cash basis	34.5	$58.3	$55.2	3.1	34.5	$113.3	$107.5	5.8
Less NOI — cash basis for:
Acquisitions	8.4	(11.7)	(2.7)	(9.0)	9.0	(21.3)	(3.4)	(17.9)
Dispositions, assets held for sale and developments	0.8	(1.1)	(7.0)	5.9	1.6	(2.3)	(16.2)	13.9
Same property NOI — cash basis	26.1	$45.5	$45.5	—	25.5	$89.7	$87.9	1.8

(1)

The square footage relating to the NOI — cash basis represents GLA of 34.5 million square feet as at June 30, 2019. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions during the relevant periods.

(2)

NOI is calculated in accordance with IFRS and is included in the unaudited condensed combined financial statements as at and for the three and six months ended June 30, 2019. In the prior year periods, Granite reported NOI as a non-IFRS financial measure, calculated as set forth above but excluding lease termination and close-out fee revenue. NOI for the six months ended June 30, 2018 was previously reported as $107.5 million, and for the quarter ended June 30, 2018 remained the same as previously reported.

12    Granite REIT 2019 Second Quarter Report

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended June 30, 2019 increased $3.1 million to $58.3 million from $55.2 million in the prior year period largely as a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2018 and 2019 and a decrease from straight-line rent amortization, primarily from rent-free periods associated with the building expansion completed in January 2019 at the West Jefferson, Ohio property and the recently acquired property in Mississauga, Ontario.

NOI — cash basis for the six month period ended June 30, 2019 increased $5.8 million to $113.3 million from $107.5 million in the prior year period largely as a result of the increase in rental revenue as noted previously.

Same property NOI — cash basis for the three month periods ended June 30, 2019 and 2018 remained consistent at $45.5 million. Same property NOI — cash basis for the six month period ended June 30, 2019 increased $1.8 million (2.0%) to $89.7 million primarily due to the increase in contractual rents, partial lease-up of the property in Novi, Michigan, and re-leasing and renewals of various leases for properties located in Canada, the United States and Germany, partially offset by vacancies for properties in Canada and the United States and the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the three and six month periods ended June 30, 2019 would have increased by 0.6% and 2.8%, respectively.

Granite REIT 2019 Second Quarter Report    13

NOI — cash basis for the three and six month periods ended June 30, 2019 and 2018 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

14    Granite REIT 2019 Second Quarter Report

Same property NOI — cash basis for the three and six month periods ended June 30, 2019 and 2018 by geography was as follows:

Same Property NOI — Cash Basis by Geography

Granite REIT 2019 Second Quarter Report    15

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	$ change	2019	2018	$ change
Salaries and benefits	$4.4	$3.6	0.8	$7.4	$8.1	(0.7)
Audit, legal and consulting	1.1	1.1	—	2.5	1.9	0.6
Trustee/director fees and related expenses	0.3	0.3	—	0.6	0.6	—
Unit-based compensation including distributions and revaluations	1.3	0.6	0.7	3.2	1.6	1.6
Other public entity costs	0.7	0.6	0.1	1.2	0.9	0.3
Office rents including property taxes and common area maintenance costs	0.1	0.2	(0.1)	0.2	0.4	(0.2)
Other	0.7	0.8	(0.1)	1.4	1.1	0.3
General and administrative expenses	$8.6	$7.2	1.4	$16.5	$14.6	1.9

General and administrative expenses were $8.6 million for the three month period ended June 30, 2019 and increased $1.4 million in comparison to the prior year period primarily as a result of the following:

•

an increase in salaries and benefits expense mainly due to higher compensation costs of $0.6 million in the current year period compared to the prior year period associated with departed executives. The compensation costs related to the former CFO were $1.6 million for the current year period; and

•

an increase in unit-based compensation costs mainly due to the accelerated vesting of awards related to the former CFO of $0.5 million, partially offset by the increase in fair value remeasurement recovery resulting from fluctuations in the market price of the Trust’s stapled units. For the three months ended June 30, 2019 and 2018, general and administrative expenses included a fair value remeasurement recovery of $0.2 million and expense of $0.2 million, respectively, associated with the unit-based compensation plans.

General and administrative expenses were $16.5 million for the six months ended June 30, 2019 and increased $1.9 million in comparison to the prior year period primarily as a result of the following:

•

an increase in unit-based compensation costs due to the increase in fair value remeasurement expense resulting from fluctuations in the market price of the Trust’s stapled units, greater awards outstanding under the plans and the accelerated vesting of awards noted above. For the six months ended June 30, 2019 and 2018, general and administrative expenses included a fair value remeasurement expense of $1.0 million and $0.5 million, respectively, associated with the unit-based compensation plans; and

•	an increase in audit, legal and consulting costs due to corporate advisory matters including internal reorganizations and administrative matters. These increases were partially offset by:

•

a decrease in salaries and benefits expense mainly due to a $0.5 million decrease in compensation costs in the current year period (including compensation related to the former CFO) compared to the prior year period associated with departed executives.

16    Granite REIT 2019 Second Quarter Report

Interest Income

Interest income for the three month period ended June 30, 2019 increased $2.1 million to $2.7 million from $0.6 million in the prior year period. Interest income for the six month period ended June 30, 2019 increased $3.9 million to $5.6 million from $1.7 million in the prior year period. Both increases were primarily due to interest income earned from higher cash balances resulting from the proceeds from the April 2019 equity offering and drawdowns from the term loans in December 2018.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended June 30, 2019 increased $2.4 million to $7.8 million from $5.4 million in the prior year period. Interest expense and other financing costs for the six months ended June 30, 2019 increased $4.4 million to $15.4 million from $11.0 million in the prior year period. Both increases were primarily related to:

•	interest expense associated with the term loan drawdowns in December 2018; and

•

the accretion of interest related to lease obligations as a result of the adoption of IFRS 16, Leases in 2019 (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). These increases were partially offset by:

•	the higher interest expense associated with the credit facility draws in the prior year period.

As at June 30, 2019, Granite’s weighted average cost of interest-bearing debt was 2.17% (June 30, 2018 — 2.65%) and the weighted average debt term-to-maturity was 4.2 years (June 30, 2018 — 4.0 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of $0.3 million and $2.3 million in the three month periods ended June 30, 2019 and 2018, respectively. The $2.0 million decrease in net foreign exchange losses is substantially due to the realized foreign exchange loss of $1.9 million recognized in the prior year period relating to the remeasurement of the US dollar cash proceeds from the sale of three investment properties in January 2018.

Granite recognized net foreign exchange losses of $0.8 million and foreign exchange gains of $9.1 million in the six month periods ended June 30, 2019 and 2018, respectively. The $9.9 million increase in net foreign exchange losses is substantially due to the realized net foreign exchange gain of $8.5 million in the prior year period relating to the remeasurement of the US dollar cash proceeds from the sale of three investment properties in January 2018 and, to a lesser extent, the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars or Euros.

Acquisition Transaction Costs

There were no amounts recorded in acquisition transaction costs for the three and six month periods ended June 30, 2019 as Granite has early adopted, effective January 1, 2019, the amendments to IFRS 3, Business Combinations (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). Accordingly, transaction costs relating to asset acquisitions are initially recorded to investment properties and, when subsequently measured at fair value, are expensed to net fair value gains/losses on investment properties. For the three and six month periods ended June 30, 2019, transaction costs of $0.9 million and $1.3 million, respectively, were recorded to net fair value gains/losses on investment properties. Acquisition transaction costs for the three and six month periods ended June 30, 2018 were $1.6 million and $1.7 million, respectively. Acquisition transaction costs primarily include land transfer tax and legal and advisory costs.

Granite REIT 2019 Second Quarter Report    17

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $69.6 million and $127.9 million in the three month periods ended June 30, 2019 and 2018, respectively. In the three month period ended June 30, 2019, net fair value gains of $69.6 million were primarily attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain European properties, both resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties in the three month period ended June 30, 2018 of $127.9 million were largely attributable to (i) the increase in fair value to the expected sale price of the six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018 and (ii) for certain properties across Granite’s portfolio, positive changes in leasing assumptions primarily from fair market rent increases and a compression in discount and terminal capitalization rates resulting from market demand.

Net fair value gains on investment properties were $119.7 million and $160.2 million in the six month periods ended June 30, 2019 and 2018, respectively. In the six month period ended June 30, 2019, net fair value gains of $119.7 million were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain European properties resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties in the six month period ended June 30, 2018 of $160.2 million were primarily attributable to (i) the increase in fair value to the expected sale price of six multi-purpose and special purpose properties as noted above and (ii) for certain properties across Granite’s portfolio, positive changes in leasing assumptions primarily from contractual and fair market rent increases as well as lease renewals and a compression in discount and terminal capitalization rates resulting from market demand.

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three and six month periods ended June 30, 2019 was $0.6 million and $1.4 million compared to $0.1 million and $1.2 million for the prior year periods, respectively. Loss on sale of investment properties is related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

18    Granite REIT 2019 Second Quarter Report

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	$ change	2019	2018	$ change
Foreign operations	$1.2	$1.4	(0.2)	$2.7	$3.0	(0.3)
Withholding taxes	—	0.7	(0.7)	—	0.7	(0.7)
Related to sale of an investment property	—	0.2	(0.2)	—	0.2	(0.2)
Other	0.5	0.5	—	0.9	0.9	—
Current tax expense	1.7	2.8	(1.1)	3.6	4.8	(1.2)
Deferred tax expense	11.8	18.1	(6.3)	22.7	26.1	(3.4)
Income tax expense	$13.5	$20.9	(7.4)	$26.3	$30.9	(4.6)

For the three and six months ended June 30, 2019, the current tax expense decreased compared to the prior year periods primarily due to withholding taxes on inter-company dividends paid in the prior year periods, the foreign exchange impact resulting from the relative strengthening of the Canadian dollar on Euro denominated tax expense, and the payment of taxes in the prior year periods on the disposition of a property located in Germany.

The decrease in deferred tax expense for the three and six months ended June 30, 2019 compared to the prior year periods was primarily due to a decrease in fair value gains in jurisdictions in which deferred taxes are recorded.

Granite REIT 2019 Second Quarter Report    19

Net Income Attributable to Stapled Unitholders

For the three month period ended June 30, 2019, net income attributable to stapled unitholders was $98.7 million compared to $149.2 million in the prior year period. The $50.5 million net decrease was primarily due to a $58.3 million decrease in net fair value gains on investment properties, partially offset by a $5.8 million increase in revenue. The $50.5 million decrease in net income attributable to stapled unitholders is summarized below:

Q2 2019 vs Q2 2018 Change in Net Income Attributable to Stapled Unitholders

For the six month period ended June 30, 2019, net income attributable to stapled unitholders was $176.9 million compared to $221.5 million in the prior year period. The $44.6 million net decrease was primarily due to a $40.5 million decrease in net fair value gains on investment properties. The $44.6 million decrease in net income attributable to stapled unitholders is summarized below:

Q2 2019 YTD vs Q2 2018 YTD Change in Net Income Attributable to Stapled Unitholders

20    Granite REIT 2019 Second Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and six months ended June 30, 2019 and 2018 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit information)		2019	2018	2019	2018
Net income attributable to stapled unitholders		$98.7	$149.2	$176.9	$221.5
Add (deduct):
Fair value gains on investment properties, net		(69.6)	(127.9)	(119.7)	(160.2)
Fair value losses (gains) on financial instruments		1.7	(1.4)	1.8	0.5
Acquisition transaction costs		—	1.6	—	1.7
Loss on sale of investment properties		0.6	0.1	1.4	1.2
Other income — settlement award		—	(2.3)	—	(2.3)
Current income tax expense associated with the sale of an investment property		—	0.2	—	0.2
Deferred income tax expense		11.8	18.1	22.7	26.1
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan(1)		—	—	0.7	—
Non-controlling interests relating to the above		(0.1)	—	—	—
FFO	[A]	$43.1	$37.6	$83.8	$88.7
Add (deduct):
Maintenance or improvement capital expenditures paid		(0.6)	(6.2)	(1.8)	(15.0)
Leasing commissions paid		—	(2.3)	(0.2)	(4.0)
Tenant incentives paid		—	(0.2)	(0.2)	(9.2)
Tenant incentive amortization		1.3	1.3	2.6	2.7
Straight-line rent amortization		(1.5)	(0.8)	(2.7)	(2.7)
AFFO	[B]	$42.3	$29.4	$81.5	$60.5
Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.89	$0.82	$1.78	$1.93
Basic and diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.88	$0.64	$1.73	$1.32
Basic weighted average number of stapled units	[C]	48.2	45.8	47.0	46.0
Diluted weighted average number of stapled units	[D]	48.3	45.8	47.0	46.1

(1)

The Executive Deferred Stapled Unit Plan provides equity-based compensation in the form of stapled units to executives and other employees. It is anticipated that the fair value remeasurement relating to the Executive Deferred Stapled Unit Plan will fluctuate and have a greater impact on FFO and AFFO going forward and has, therefore, been adjusted in FFO and AFFO in accordance with the REALPAC White Paper. The comparative amount was not adjusted as it was not significant in the prior year periods and the year 2018.

Granite REIT 2019 Second Quarter Report    21

Funds From Operations

FFO for the three month period ended June 30, 2019 was $43.1 million ($0.89 per unit) compared to $37.6 million ($0.82 per unit) in the prior year period. The $5.5 million ($0.07 per unit) increase in FFO is summarized below:

Q2 2019 vs Q2 2018 Change in FFO

(1)	Excludes current tax expense of $0.2 million associated with the sale of an investment property in 2018.

Excluding the compensation costs of $2.1 million ($0.04 per unit) associated with the departure of the former CFO, which include the accelerated vesting of unit-based awards, FFO would have been $45.2 million ($0.93 per unit) in the three month period ended June 30, 2019. Excluding the foreign exchange loss of $1.9 million ($0.04 per unit) realized during the second quarter of 2018 on US dollar cash proceeds from the sale of investment properties in January 2018 and the compensation costs relating to departed executives of $1.0 million ($0.02 per unit), FFO would have been $40.5 million ($0.88 per unit) in the three month period ended June 30, 2018.

FFO for the six months ended June 30, 2019 was $83.8 million ($1.78 per unit) compared to $88.7 million ($1.93 per unit) in the prior year period. The $4.9 million ($0.15 per unit) decrease in FFO is summarized below:

Q2 2019 YTD vs Q2 2018 YTD Change in FFO

Excluding the compensation costs of $2.1 million ($0.04 per unit) associated with the departure of the former CFO, which include the accelerated vesting of unit-based awards, FFO would have been $85.9 million ($1.82 per unit) for the six months ended June 30, 2019. In comparison, excluding the net

22    Granite REIT 2019 Second Quarter Report

foreign exchange gain of $8.5 million ($0.19 per unit) realized during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018 and the compensation costs associated with departed executives of $2.4 million ($0.05 per unit), FFO would have been $82.6 million ($1.79 per unit) in the prior year period.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended June 30, 2019 was $42.3 million ($0.88 per unit) compared to $29.4 million ($0.64 per unit) in the prior year period. The $12.9 million ($0.24 per unit) increase in AFFO is summarized below:

Q2 2019 vs Q2 2018 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $5.5 million increase in FFO, as noted previously;

•

a $5.6 million decrease in capital expenditures paid largely due to higher payments made in the prior year period relating to improvement projects arising from re-leasing activities at a property in Novi, Michigan and a property located in Olive Branch, Mississippi acquired in 2017; and

•	a $2.3 million decrease in leasing commissions paid due to payments made in the prior year period relating to the re-leasing of the property located in Olive Branch, Mississippi, partially offset by;

•

a $0.7 million decrease in AFFO from straight-line rent amortization, primarily from rent-free periods associated with the building expansion completed in January 2019 at the West Jefferson, Ohio property and the recently acquired property in Mississauga, Ontario.

Excluding the compensation costs of $2.1 million ($0.04 per unit) associated with the departure of the former CFO, which include the accelerated vesting of unit-based awards, AFFO would have been $44.4 million ($0.92 per unit) in the three month period ended June 30, 2019. In comparison, excluding the foreign exchange loss of $1.9 million ($0.04 per unit) realized during the second quarter of 2018 on US dollar cash proceeds from the sale of investment properties in January 2018 and the compensation costs associated with departed executives of $1.0 million ($0.02 per unit), AFFO would have been $32.3 million ($0.70 per unit) in the prior year period.

Granite REIT 2019 Second Quarter Report    23

AFFO for the six months ended June 30, 2019 was $81.5 million ($1.73 per unit) compared to $60.5 million ($1.32 per unit) in the prior year period. The $21.0 million ($0.41 per unit) increase in AFFO is summarized below:

Q2 2019 YTD vs Q2 YTD 2018 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $4.9 million decrease in FFO, as noted previously, partially offset by;

•

a $13.2 million decrease in capital expenditures paid largely due to higher payments made in the prior year period relating to improvement projects arising from re-leasing activities at the properties in Novi, Michigan and Olive Branch, Mississippi as noted above;

•

a $3.8 million decrease in leasing commissions paid primarily due to payments made in the prior year period relating to the re-leasing of the property located in Olive Branch, Mississippi, the developed property in Poland, the partially leased-up property in Novi, Michigan, as well as lease renewals and extensions for two properties in the United States and Germany; and

•	a $9.0 million decrease in tenant incentives paid largely due to a 2018 payment relating to a tenant allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria.

Excluding the compensation costs of $2.1 million ($0.04 per unit) associated with the departure of the former CFO, which include the accelerated vesting of unit-based awards, AFFO would have been $83.6 million ($1.77 per unit) for the six months ended June 30, 2019. In comparison, excluding the net foreign exchange gain of $8.5 million ($0.19 per unit) realized during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018, compensation costs associated with departed executives of $2.4 million ($0.05 per unit) and the payment of the tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria of $9.1 million ($0.19 per unit), AFFO would have been $63.5 million ($1.37 per unit) in the six months ended June 30, 2018.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant

24    Granite REIT 2019 Second Quarter Report

for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise a site in Altbach, Germany where the demolition of the property is substantially complete and construction of a distribution/light industrial facility is subject to receipt of all required permits and state approval, and a parcel of development land in Plainfield, Indiana where construction of a class A distribution/warehouse commenced in the second quarter of 2019 and the total expected costs are approximately $32 million.

Land held for development comprise a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space as well as 12.9 acres of development land in Ohio, United States that was acquired in 2018.

Summary attributes of the investment properties as at June 30, 2019 and December 31, 2018 were as follows:

Investment Properties Summary(1)

As at June 30, 2019 and December 31, 2018	2019	2018
(in millions, except as noted)
Investment properties — fair value	$3,799.1	$3,425.0
Income-producing properties	3,776.0	3,404.0
Properties under development	18.4	17.0
Land held for development	4.7	4.0
Overall capitalization rate(2)	6.3%	6.7%

Number of investment properties	83	84
Income-producing properties	79	80
Properties under development	2	2
Land held for development	2	2

Property metrics
GLA, square feet	34.5	32.2
Occupancy, by GLA	98.9%	99.1%
Weighted average lease term in years, by square footage	6.0	6.0
Total number of tenants	51	48
Magna as a percentage of annualized revenue(3)	48%	54%
Magna as a percentage of GLA	41%	47%

Granite REIT 2019 Second Quarter Report    25

Assets Held for Sale(1)

As at June 30, 2019 and December 31, 2018	2019	2018
(in millions, except as noted)
Assets held for sale
Fair value	$50.5	$44.2
Number of properties	6	6
GLA, square feet	0.8	0.7
Magna as a percentage of GLA	90%	94%
Annualized revenue(3)	$3.6	$2.2

(1)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale as at June 30, 2019 and six such assets that were held for sale as at December 31, 2018 were excluded from investment properties and related property metrics as at June 30, 2019 and December 31, 2018, respectively, throughout this MD&A.

(2)	Overall capitalization rate pertains only to income-producing properties.
(3)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

The fair value of the investment properties by asset category as at June 30, 2019 and December 31, 2018 was as follows:

Fair Value of Investment Properties by Asset Category(1)

26    Granite REIT 2019 Second Quarter Report

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at June 30, 2019 and December 31, 2018 was as follows:

Fair Value of Investment Properties by Geography(1)

The change in the fair value of investment properties by asset category during the six months ended June 30, 2019 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2019								June 30, 2019
	Investment properties	Ground leases	Fair value gains	Acquisitions	Capital expenditures	Foreign exchange losses	Other changes	Classified as assets held for sale	Investment properties
Modern warehouse facilities	$1,519.2	11.8	36.3	411.2	3.8	(68.9)	3.0	—	$1,916.4
Multi-purpose facilities	845.9	—	55.9	—	0.7	(17.4)	0.1	(51.2)	834.0
Special purpose properties	1,038.9	—	26.3	—	—	(37.3)	(2.3)	—	1,025.6
Income-Producing Properties	3,404.0	11.8	118.5	411.2	4.5	(123.6)	0.8	(51.2)	3,776.0
Properties Under Development	17.0	—	—	—	2.2	(0.8)	—	—	18.4
Land Held For Development	4.0	—	0.9	—	—	(0.2)	—	—	4.7
	$3,425.0	$11.8	$119.4	$411.2	$6.7	$(124.6)	$0.8	$(51.2)	$3,799.1

Granite REIT 2019 Second Quarter Report    27

During the six months ended June 30, 2019, the fair value of investment properties increased by $374.1 million, primarily due to:

•

the recognition of ground leases effective January 1, 2019 under IFRS 16, Leases has increased the fair value of investment properties by $11.8 million, consisting of $9.1 million in Botlek, Netherlands and $2.7 million in Soest, Germany (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). The obligations for these two land leases have been recorded on the combined balance sheet with the right-of-use assets recorded in investment properties;

•

net fair value gains of $119.4 million which were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain European properties resulting from the continued market demand for industrial real estate properties;

•

the acquisitions of three income-producing properties in the United States and the leasehold interest in two properties in Canada for $411.2 million consisting of two properties in Texas for $164.2 million, one property in Columbus, Ohio for $71.6 million, the leasehold interest in two properties in Mississauga, Ontario for $174.1 million and the associated transaction costs of $1.3 million (see “SIGNIFICANT MATTERS”); and

•

capital expenditures of $6.7 million, of which $3.4 million related to the construction of a 0.3 million square foot recently completed expansion at an acquired property near Columbus, Ohio and $2.2 million related to development capital expenditures for two properties under construction in Altbach, Germany and Indiana, United States. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property.

These increases are partially offset by:

•

foreign exchange losses of $124.6 million, which primarily include foreign exchange losses of $57.5 million and $65.5 million resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro, respectively; and

•

the classification of six properties valued at $51.2 million as assets held for sale. These properties are classified as assets held for sale on the combined balance sheet and excluded from the investment properties categorization (see “SIGNIFICANT MATTERS”).

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the six month period ended June 30, 2019. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and six month periods ended

28    Granite REIT 2019 Second Quarter Report

June 30, 2019. In addition, valuation metrics for Granite’s income-producing properties (excluding assets held for sale) by asset category as at June 30, 2019 and December 31, 2018 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

As at June 30, 2019 and December 31, 2018	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Overall capitalization rate(1)(2)	5.50%	5.66%	6.58%	7.06%	7.58%	7.77%	6.30%	6.65%
Terminal capitalization rate(1)	6.17%	6.25%	6.72%	6.95%	7.13%	7.50%	6.56%	6.81%
Discount rate(1)	6.24%	6.34%	6.79%	7.02%	7.48%	7.63%	6.70%	6.90%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at June 30, 2019 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	3,485.7	3,627.2	3,637.2
+25 bps	3,624.7	3,698.7	3,705.7
Base rate	$3,776.0	$3,776.0	$3,776.0
-25 bps	3,941.2	3,859.6	3,847.9
-50 bps	4,122.5	3,950.5	3,921.7

Maintenance or Improvement Capital Expenditures and Leasing Costs

Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

The maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

		Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17
Maintenance or improvement capital expenditures paid		$0.6	$1.2	$1.2	$1.6	$6.2	$8.8	$9.3	$0.6
Leasing costs paid		—	0.4	0.4	0.5	2.4	10.8	1.4	1.6
Total paid	[A]	$0.6	$1.6	$1.6	$2.1	$8.6	$19.6	$10.7	$2.2
GLA, square feet	[B]	34.5	32.8	32.2	32.5	31.8	29.7	29.1	30.2
$ paid per square feet	[A]/[B]	$0.02	$0.05	$0.05	$0.06	$0.27	$0.66	$0.37	$0.07

Granite REIT 2019 Second Quarter Report    29

In the first quarter of 2018, Granite paid $9.1 million related to a tenant incentive allowance for a 2014 lease extension at the 1.1 million square foot Eurostar facility in Graz, Austria.

Commencing with the third quarter of 2017, Granite undertook to re-develop its Novi, MI property, which was vacated by Magna in March 2017. Granite leased 71% of the space to Hanon Systems for a minimum lease term of 15 years commencing in January 2018. The 0.3 million square foot facility is one of the very few office properties in Granite’s portfolio.

Granite has invested a total of $23.6 million in capital commencing 2017 to reposition and lease the Novi, MI flex office property. The following is a summary of the capital expenditures and leasing costs paid by quarter in connection with the Novi, MI property:

Novi, MI Property: Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17
Maintenance or improvement capital expenditures paid	$0.3	$0.6	$0.5	$0.1	$3.2	$8.4	$8.0	$0.1
Leasing costs paid	—	—	—	—	—	0.2	1.0	1.2
Total paid	$0.3	$0.6	$0.5	$0.1	$3.2	$8.6	$9.0	$1.3

Granite is actively marketing the remaining 0.1 million square feet of available space and anticipates incurring additional cash outflows totaling approximately $5.6 million in capital expenditures and leasing costs over the next year to complete the Novi, MI facility and lease-up of the remaining available space.

Excluding the non-recurring or unusual items noted above for the Graz, Austria and Novi, MI properties, the maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid — Excluding Novi, MI and Graz, Austria

		Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17
Maintenance or improvement capital expenditures paid		$0.3	$0.6	$0.7	$1.5	$3.0	$0.4	$1.3	$0.5
Leasing costs paid		—	0.4	0.4	0.5	2.4	1.5	0.4	0.4
Total paid	[C]	$0.3	$1.0	$1.1	$2.0	$5.4	$1.9	$1.7	$0.9
GLA, square feet	[D]	34.2	32.5	31.9	32.2	31.5	29.4	28.8	29.9
$ paid per square feet	[C]/[D]	$0.01	$0.03	$0.03	$0.06	$0.17	$0.06	$0.06	$0.03

30    Granite REIT 2019 Second Quarter Report

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at June 30, 2019 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/actual start date of construction	Target completion date	Expected total construction cost(1)
As at June 30, 2019
Properties under development
Plainfield, Indiana	30	0.5	Q2 2019	Q1 2020	$32.0
Altbach, Germany	13	0.3	Q1 2020	Q4 2020	31.0
Expansion project
2095 Logistics Drive, Mississauga, Ontario	9	0.1	Q4 2019	Q2 2020	9.0
	52	0.9			$72.0

Projects entered into between July 1, 2019 and July 31, 2019:
Development land in Houston, Texas acquired July 1, 2019 (initial phase of construction)	191	0.6	Q3 2019	Q3 2020	50.4
	243	1.5			$122.4
(1)	Construction cost excludes cost of land.

Leasing Profile

Magna, Granite’s Largest Tenant

At June 30, 2019, Magna International Inc. or one of its operating subsidiaries was the tenant at 36 (December 31, 2018 — 41) of Granite’s income-producing properties and comprised 48% (December 31, 2018 — 54%) of Granite’s annualized revenue and 41% (December 31, 2018 — 47%) of Granite’s GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, A- with a stable outlook by Standard & Poor’s and A(low) with a stable outlook by DBRS Limited. Magna International Inc. is a technology company and a global automotive supplier with international manufacturing operations and product development, engineering and sales centres. Its capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite REIT 2019 Second Quarter Report    31

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at June 30, 2019, Granite had 50 other tenants from various industries that in aggregate comprised 52% of the Trust’s annualized revenue. Each of these tenants accounted for less than 4% of the Trust’s annualized revenue as at June 30, 2019.

Granite’s top 10 tenants by annualized revenue at June 30, 2019 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	48%	41%	5.7	A(low)
ADESA	3%	1%	10.1	BB(low)
Restoration Hardware	3%	4%	8.8	NR
Ingram Micro	3%	3%	5.5	BBB(low)
Mars Petcare	2%	4%	2.8	NR
Wayfair	2%	2%	6.3	NR
Hanon Systems	2%	1%	13.6	AA
Ricoh	2%	2%	6.0	BBB(high)
Grupo Antolin	2%	2%	9.3	B(high)
Samsung	2%	2%	2.8	AA(low)
Top 10 Tenants	69%	62%	5.9

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

32    Granite REIT 2019 Second Quarter Report

Lease Expiration

As at June 30, 2019, Granite’s portfolio had a weighted average lease term by square footage of 6.0 years (December 31, 2018 — 6.0 years) with lease expiries by GLA (in thousands of square feet), lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in June 2019 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2019		2020		2021		2022		2023		2024		2025 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,158	26	48.0	230	—	—	523	2.9	316	2.9	347	2.9	594	3.6	934	6.9	3,214	28.8
United States	15,354	38	89.7	241	711	3.6	370	2.7	87	0.7	2,591	12.3	2,731	13.8	2,237	12.3	6,386	44.3
Austria	8,101	12	62.6	—	—	—	101	0.6	389	2.7	802	9.5	125	1.2	5,349	38.0	1,335	10.6
Germany	3,504	11	24.6	—	—	—	—	—	548	3.7	283	2.2	1,947	14.0	—	—	726	4.7
Netherlands	1,441	3	9.6	—	—	—	—	—	—	—	—	—	314	2.2	—	—	1,127	7.4
Other	751	8	5.4	—	45	0.2	133	0.6	336	3.1	56	0.3	90	0.8	—	—	91	0.4
Total	35,309	98	239.9	471	756	3.8	1,127	6.8	1,676	13.1	4,079	27.2	5,801	35.6	8,520	57.2	12,879	96.2
Less: Properties classified as assets held for sale

Canada	(85)	—	—	(85)			—	—	—	—	—	—	—	—	—	—	—	—
United States	(747)	(5)	(3.6)	—	—	—	—	—	—	—	(171)	(0.5)	(576)	(3.1)	—	—	—	—
As at June 30, 2019	34,477	93	236.3	386	756	3.8	1,127	6.8	1,676	13.1	3,908	26.7	5,225	32.5	8,520	57.2	12,879	96.2
% of portfolio as at June 30, 2019:
* by sq ft	100%			1.1% (2)	2.2%		3.3%		4.9%		11.3%		15.2%		24.7%		37.3%
* by Annualized Revenue			100%			1.6%		2.9%		5.5%		11.3%		13.8%		24.2%		40.7%
Acquisition and leasing activities between July 1, 2019 and July 31, 2019:
As at June 30, 2019	34,477	93	236.3	386	756	3.8	1,127	6.8	1,676	13.1	3,908	26.7	5,225	32.5	8,520	57.2	12,879	96.2

Acquisition of Born, Netherlands property(1) (acquired July 8, 2019)
— Netherlands	259	1	1.6	—	—	—	—	—	—	—	—	—	—	—	—	—	259	1.6

Renewal, Extension and Re-leasing
— Canada	—	—	—	—	—	—	—	—	—	—	—	—	(214)	(1.3)	—	—	214	1.3
— United States	—	1	0.7	(107)	(652)	(3.0)	—	—	—	—	—	—	652	3.0	—	—	107	0.7
Total	34,736	95	238.6	279	104	0.8	1,127	6.8	1,676	13.1	3,908	26.7	5,663	34.2	8,520	57.2	13,459	99.8

(1)	The annualized revenue for the acquisition represents the pro-forma revenue expected over a 12-month period.
(2)

The committed occupancy as at June 30, 2019 is 99.3% after adjusting for two leases signed during the second quarter of 2019 relating to 0.2 million square feet of GLA in the United States. This includes the leasing of a vacant space in July 2019 and a lease extension and amending agreement for an existing tenant expected to commence in August 2019 at another vacant space.

Granite REIT 2019 Second Quarter Report    33

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $995.8 million as at June 30, 2019 compared to $1,158.1 million at December 31, 2018, as summarized below:

Sources of Available Liquidity

As at June 30, 2019 and December 31, 2018	2019	2018
Cash and cash equivalents	$496.9	$658.2
Unused portion of credit facility	498.9	499.9
Available liquidity	$995.8	$1,158.1
Additional sources of liquidity:
Assets held for sale(1)	$50.5	$44.2
Unencumbered assets(2)	$3,799.1	$3,425.0

(1)

Six properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at June 30, 2019. Six properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2018 and were subsequently sold during January and February 2019.

(2)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to cash proceeds realized from the bought deal equity offering in April 2019 and drawdowns on the term loans completed in December 2018. Granite intends to use and has partially used the net proceeds of the equity offering to fund completed and potential acquisitions of properties, development and expansion projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

34    Granite REIT 2019 Second Quarter Report

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	$ change	2019	2018	$ change
Cash and cash equivalents, beginning of period	$501.0	$273.8	227.2	$658.2	$69.0	589.2
Cash provided by operating activities	50.1	45.0	5.1	90.5	82.5	8.0
Cash used in investing activities	(238.2)	(312.0)	73.8	(381.7)	(37.2)	(344.5)
Cash provided by (used in) financing activities	186.0	49.1	136.9	140.0	(67.8)	207.8
Effect of exchange rate changes on cash and cash equivalents	(2.0)	(5.8)	3.8	(10.1)	3.6	(13.7)
Cash and cash equivalents, end of period	$496.9	$50.1	446.8	$496.9	$50.1	446.8

Operating Activities

In the three month period ended June 30, 2019, operating activities generated cash of $50.1 million compared to $45.0 million in the prior year period. The increase of $5.1 million was due to various factors including, among others, the following:

•

an increase in cash provided by working capital changes of $3.1 million primarily due to an increase in accounts payable and accrued liabilities related to higher compensation costs and property operating costs associated with acquisitions;

•	a decrease in leasing commissions paid of $2.3 million; and

•

a decrease in net realized foreign exchange losses of $2.0 million primarily due to the foreign exchange loss recognized in the prior year period relating to the remeasurement of the US dollar proceeds from the sale of investment properties in January 2018, partially offset by;

•	an increase in interest paid of $2.2 million largely associated with the term loan drawdowns in December 2018.

In the six months ended June 30, 2019, operating activities generated cash of $90.5 million compared to $82.5 million in the prior year period. The increase of $8.0 million was due to various factors including, among other, the following:

•	a decrease in tenant incentives paid of $9.1 million which related to a payment in 2018 associated with a 2014 lease extension at the Eurostar facility in Graz, Austria; and

•	a decrease in leasing commissions paid of $3.8 million, partially offset by;

•	an increase in interest paid of $4.6 million largely associated with the term loan drawdowns in December 2018.

Investing Activities

Investing activities for the three month period ended June 30, 2019 used cash of $238.2 million and primarily related to the following:

•

acquisitions of $219.1 million consisting of the remaining balance for the leasehold interest in two properties in Canada for $146.6 million, one property in Columbus, Ohio for $71.6 million and the associated transaction costs of $0.9 million; and

Granite REIT 2019 Second Quarter Report    35

•

a $33.9 million advance payment to acquire the development land located in Harris County, Texas and to fund Granite’s initial capital contribution in a joint arrangement with a third-party to complete the purchase of the land. These cash outflows are partially offset by;

•	the receipt of a $16.8 million vendor take-back mortgage relating to the sale of four properties in Iowa in February 2019.

Investing activities for the three month period ended June 30, 2018 used cash of $312.0 million and primarily related to the following:

•

the acquisitions of five income-producing properties in the United States for $327.3 million consisting of a $304.2 million portfolio of four properties in West Jefferson, Ohio and $23.1 million related to the remaining balance paid for a property in Greencastle, Pennsylvania, partially offset by;

•	the receipt of a $30.0 million vendor take-back mortgage relating to the sale of seven properties in Newmarket, Ontario in January 2018.

Investing activities for the six months ended June 30, 2019 used cash of $381.7 million and primarily related to the following:

•

the acquisitions of three income-producing properties in the United States and the leasehold interest in two properties in Canada for $383.7 million consisting of two properties in Texas for $164.2 million, the remaining balance paid relating to the leasehold interest in two properties in Mississauga, Ontario for $146.6 million, one property in Columbus, Ohio for $71.6 million and the associated transaction costs of $1.3 million;

•

investment property development and expansion capital expenditures paid of $4.7 million relating to the completed expansion at the property near Columbus, Ohio as well as the properties under development in Altbach, Germany and Plainfield, Indiana, and maintenance and improvement capital expenditures paid of $1.8 million largely relating to improvement projects at a property in Novi, Michigan, a vacant property in Canada and a multi-tenanted property in Olive Branch, Mississippi; and

•

a $33.9 million advance payment to acquire the development land located in Harris County, Texas and to fund Granite’s initial capital contribution in a joint arrangement with a third-party to complete the purchase of the land. These cash outflows are partially offset by;

•	net proceeds of $25.6 million received from the disposition of six properties in Canada and the United States during the first quarter of 2019; and

•	the receipt of a $16.8 million vendor take-back mortgage as noted above.

Investing activities for the six months ended June 30, 2018 used cash of $37.2 million and primarily related to the following:

•

the acquisitions of six income-producing properties in the United States for $399.4 million consisting of a $304.2 million portfolio of four properties in West Jefferson, Ohio, $50.8 million for a property in Plainfield, Indiana and $44.4 million for a property in Greencastle, Pennsylvania, partially offset by;

•	net proceeds of $356.5 million received from the disposition of 10 income-producing properties in Canada and the United States in January 2018.

Financing Activities

Cash provided by financing activities for the three month period ended June 30, 2019 of $186.0 million largely comprised $220.4 million of proceeds from the stapled unit offering completed in April 2019, net of issuance costs, partially offset by $33.7 million of distribution payments.

36    Granite REIT 2019 Second Quarter Report

Cash provided by financing activities for the three month period ended June 30, 2018 of $49.1 million comprised net $90.2 million of bank indebtedness proceeds, partially offset by $31.2 million of distribution payments and $9.9 million to repurchase the Trust’s stapled units under the normal course issuer bid.

Cash provided by financing activities for the six months ended June 30, 2019 of $140.0 million comprised $220.4 million of net proceeds from the stapled unit offering as noted above, partially offset by monthly distribution payments of $65.6 million and $13.7 million relating to a special distribution payment.

Cash used in financing activities for the six months ended June 30, 2018 of $67.8 million comprised distribution payments of $62.8 million and repurchases of the Trust’s stapled units under the normal course issuer bid of $60.9 million, partially offset by a net $57.4 million of bank indebtedness proceeds.

Debt Structure

Granite’s debt structure and key debt metrics as at June 30, 2019 and December 31, 2018 were as follows:

Summary Debt Structure and Debt Metrics

As at June 30, 2019 and December 31, 2018		2019	2018
Unsecured debt, net		$1,188.6	$1,198.4
Cross currency interest rate swaps, net		63.8	104.8
Lease obligations(1)		33.2	—
Total debt	[A]	$1,285.6	$1,303.2
Less: cash and cash equivalents		496.9	658.2
Net debt	[B]	$ 788.7	$ 645.0
Investment properties, all unencumbered by secured debt	[C]	$3,799.1	$3,425.0
Trailing 12-month adjusted EBITDA(2)	[D]	$ 189.7	$ 187.0
Interest expense		$ 26.8	$ 22.4
Interest income		(6.5)	(2.6)
Trailing 12-month interest expense, net	[E]	$ 20.3	$ 19.8

Debt metrics
Leverage ratio(2)	[A]/[C]	34%	38%
Net leverage ratio(2)	[B]/[C]	21%	19%
Interest coverage ratio(2)	[D]/[E]	9.3x	9.4x
Unencumbered asset coverage ratio(2)	[C]/[A]	3.0x	2.6x
Indebtedness ratio (debt to adjusted EBITDA)(2)	[A]/[D]	6.8x	7.0x

Weighted average cost of debt(3)		2.17%	2.17%
Weighted average debt term-to-maturity, in years(3)		4.2	4.7

Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).
(2)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(3)	Excludes lease obligations noted above.

Granite REIT 2019 Second Quarter Report    37

Unsecured Debt and Cross Currency Interest Rate Swaps

2025 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite REIT Holdings Limited Partnership (“Granite LP”) entered into a senior unsecured non-revolving term facility in the amount of $300.0 million (the “2025 Term Loan”) that matures on December 12, 2025. The 2025 Term Loan was available in one drawdown and is fully prepayable without penalty. Any amount repaid may not be re-borrowed. On December 12, 2018, $300.0 million was drawn on the 2025 Term Loan. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At June 30, 2019, the full $300.0 million remained outstanding and the balance, net of deferred financing costs, was $298.8 million.

On December 12, 2018, the Trust entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the 2025 Term Loan for Euro denominated payments at a 2.202% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €198.2 million in exchange for which it will receive $300.0 million on December 12, 2025. As at June 30, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $13.9 million.

2022 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, the Trust entered into a senior unsecured non-revolving term facility in the amount of US$185.0 million (the “2022 Term Loan”) that matures on December 19, 2022. The 2022 Term Loan was available in one US dollar drawdown and is fully prepayable without penalty. Any amount repaid may not be re-borrowed. On December 19, 2018, US$185.0 million was drawn on the 2022 Term Loan. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At June 30, 2019, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs, was $241.7 million.

On December 19, 2018, the Trust entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the 2022 Term Loan for Euro denominated payments at a 1.225% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €163.0 million in exchange for which it will receive US$185.0 million on December 19, 2022. As at June 30, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $5.5 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At June 30, 2019, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.6 million.

On December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at June 30, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $33.4 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At June 30, 2019, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.5 million.

38    Granite REIT 2019 Second Quarter Report

In July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at June 30, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $11.0 million.

The 2021 Debentures, 2023 Debentures, 2022 Term Loan and 2025 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at June 30, 2019, the Trust had no amounts drawn from the credit facility and $1.1 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At June 30, 2019, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at June 30, 2019, Granite was in compliance with all of these covenants.

Credit Ratings

On March 14, 2019, Moody’s Investors Service, Inc. (“Moody’s”) confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On April 1, 2019, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders’ Equity

Outstanding Stapled Units

As at July 31, 2019, the Trust had 49,443,103 stapled units issued and outstanding.

Distributions

Granite REIT’s monthly distribution to unitholders is currently 23.3 cents per stapled unit. For 2019, based on this current monthly rate, Granite expects to make total annual distributions of $2.80 per stapled unit. Monthly distributions declared to stapled unitholders in the three month periods ended June 30, 2019 and 2018 were $34.6 million or 69.9 cents per stapled unit and $31.1 million or 68.1 cents per stapled unit,

Granite REIT 2019 Second Quarter Report    39

respectively. Total distributions declared to stapled unitholders in the six month periods ended June 30, 2019 and 2018 were $66.5 million or $1.40 per stapled unit and $62.6 million or $1.36 per stapled unit, respectively. On July 17, 2019, a monthly distribution of $11.5 million or 23.3 cents per stapled unit was declared and will be paid on August 15, 2019.

As a result of the increase in taxable income generated primarily by the sale transactions in 2018, Granite’s Board of Trustees declared a special distribution in December 2018 of $1.20 per stapled unit which comprised 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units, both of which were paid on January 15, 2019. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net income	$98.7	$149.2	$177.0	$221.6
Cash flows provided by operating activities	50.1	45.0	90.5	82.5
Monthly distributions paid and payable(1)	(34.6)	(31.1)	(66.5)	(62.6)
Cash flows from operating activities in excess of distributions paid and payable(1)	$15.5	$13.9	$24.0	$19.9

(1)	Excludes the special distribution paid in January 2019.

Monthly distributions paid for the three and six month periods ended June 30, 2019 and 2018 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Equity Offering

On April 30, 2019, Granite completed an offering of 3,260,000 stapled units at a price of $61.50 per unit for gross proceeds of $200.5 million. On April 26, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its over-allotment option in full, resulting in the issuance of an additional 489,000 stapled units on April 30, 2019 for additional gross proceeds of $30.1 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option, were $230.6 million. The net proceeds received by Granite after deducting the underwriters’ fees and the expenses were $220.4 million.

Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to

40    Granite REIT 2019 Second Quarter Report

purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

During the six months ended June 30, 2019, Granite repurchased 700 stapled units for consideration of less than $0.1 million at an aggregate average purchase price of $52.96 per unit. During the six months ended June 30, 2018, Granite repurchased 1,233,459 stapled units for consideration of $60.9 million, representing an average purchase price of $49.41.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Commitments on non-cancellable operating leases that were previously disclosed are recorded as lease obligations on the condensed combined financial statements under IFRS 16, Leases effective January 1, 2019 (see “New Accounting Pronouncements and Developments”).

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments and construction and development project commitments. At June 30, 2019, the Trust had $1.1 million in letters of credit outstanding. Additionally, at June 30, 2019, the Trust had contractual commitments related to construction and development projects and the purchase of a property in the United States amounting in aggregate to approximately $300.3 million. The construction and development projects are expected to be completed over the next year. The commitment to purchase the property in the United States is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close in the fourth quarter of 2019 following construction of the building. Granite expects to fund these commitments through the use of cash on hand, cash from operations and/or Granite’s credit facility. Subsequent to the quarter-end, a tenant has exercised its purchase option to acquire a 0.2 million square foot property located in Canada at a stipulated price included in the lease agreement. The property is expected to be sold in the fourth quarter of 2019.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 17 and 18 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2019.

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition

Granite REIT 2019 Second Quarter Report    41

transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives paid and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

42    Granite REIT 2019 Second Quarter Report

FFO and AFFO Payout Ratios

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)		2019	2018	2019	2018
Monthly distributions declared to unitholders	[A]	$34.6	$31.1	$66.5	$62.6

FFO		43.1	37.6	83.8	88.7
Add (deduct):
Foreign exchange loss (gain) on the remeasurement of US cash proceeds from sale of properties		—	1.9	—	(8.5)
Lease termination and close-out fees		(0.6)	—	(0.9)	(1.0)
FFO adjusted for the above	[B]	$42.5	$39.5	$82.9	$79.2

AFFO		42.3	29.4	81.5	60.5
Add (deduct):
Tenant allowance payment made in connection with a 2014 lease extension at the Eurostar facility in Austria		—	—	—	9.1
Foreign exchange loss (gain) on the remeasurement of US cash proceeds from sale of properties		—	1.9	—	(8.5)
Lease termination and close-out fees		(0.6)	—	(0.9)	(1.0)
AFFO adjusted for the above	[C]	$41.7	$31.3	$80.6	$60.1
FFO payout ratio	[A]/[B]	81%	79%	80%	79%
AFFO payout ratio	[A]/[C]	83%	99%	83%	104%

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, foreign exchange gains (losses) on the remeasurement of proceeds from the sale of investment properties, fair value gains (losses)

Granite REIT 2019 Second Quarter Report    43

on investment properties and financial instruments, acquisition transaction costs, other income relating to a settlement award and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended June 30, 2019 and December 31, 2018	2019	2018
Net income	$420.8	$465.4
Add (deduct):
Lease termination and close-out fees	(0.9)	(1.0)
Interest expense and other financing costs	26.8	22.4
Interest income	(6.5)	(2.6)
Income tax expense	48.1	52.6
Depreciation and amortization	0.6	0.3
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties	—	(8.5)
Fair value gains on investment properties, net	(314.2)	(354.7)
Fair value losses on financial instruments	1.8	0.5
Loss on sale of investment properties	7.0	6.9
Acquisition transaction costs	6.2	8.0
Other income — settlement award	—	(2.3)
Adjusted EBITDA	$189.7	$187.0

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

44    Granite REIT 2019 Second Quarter Report

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2018. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized. Refer to the “New Accounting Pronouncements and Developments” section for information on the adoption of IFRS 16, Leases effective January 1, 2019.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2018. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the six month period ended June 30, 2019. The critical

Granite REIT 2019 Second Quarter Report    45

assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2019 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust’s annual combined financial statements for the year ended December 31, 2018, except for the adoption of new standards and interpretations effective January 1, 2019. The nature and effect of these changes are disclosed below.

Amendments to IFRS 3, Business Combinations

In connection with the combined financial statements for the three and six month periods ended June 30, 2019, the Trust determined to early adopt the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of their mandatory effective date of January 1, 2020. The Trust adopted the IFRS 3 Amendments prospectively and therefore the comparative information presented for 2018 has not been restated. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. The IFRS 3 Amendments have removed the requirement for an assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; the reference to an ability to reduce costs; and require, at a minimum, the acquired set of activities and assets to include an

46    Granite REIT 2019 Second Quarter Report

input and a substantive process to meet the definition of a business. The IFRS 3 Amendments also provide for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Trust has adopted the standard effective January 1, 2019 in the three and six month periods ended June 30, 2019. The Trust did not recognize the impact of adopting the IFRS 3 Amendments in the condensed combined financial statements for the three months ended March 31, 2019 and 2018, issued on May 7, 2019 as it had not determined to early adopt the IFRS 3 Amendments at that time. The condensed combined statements of net income and cash flows for the six month period ended June 30, 2019 include the recognition of the IFRS 3 Amendments retroactive to January 1, 2019. The impact from the adoption of the IFRS 3 Amendments relating to the three month period ended March 31, 2019, and recognized in the six month period ended June 30, 2019 in each of the statements of net income and cash flows is as follows:

Relating to the Three Months Ended March 31, 2019
Condensed Combined Statement of Net Income:
Reduction in acquisition transaction costs	$0.4
Reduction in fair value gains on investment properties, net	(0.4)
Net impact to the Condensed Combined Statement of Net Income	$—

Condensed Combined Statements of Cash Flows:
Reduction in fair value gains on investment properties within items not involving operating cash flows (operating activities)	$0.4
Reduction in changes in working capital balances (operating activities)	0.5
Increase in property acquisition costs (investing activities)	(0.9)
Net impact to the Condensed Combined Statements of Cash Flows	$—

The adoption of the IFRS 3 Amendments had no impact to the combined balance sheet as at June 30, 2019 and the statements of comprehensive income for the three and six month periods ended June 30, 2019.

Following the adoption of the IFRS 3 Amendments, the Trust continues to account for business combinations in which control is acquired under the acquisition method. When a property acquisition is made, the Trust considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place and will be integrated into the Trust’s existing operations, the acquisition does not meet the definition of a business and is accounted for as an asset acquisition. An asset acquisition is accounted for as an acquisition of a group of assets and liabilities. The cost of the acquisition, including transaction costs, is allocated to the assets and liabilities acquired based on their relative fair values, and no goodwill or deferred tax is recognized. Subsequently, where the acquired asset represents an investment property, it is measured at fair value in accordance with IAS 40, Investment Properties.

IFRS 16, Leases

In January 2016, the International Accounting Standards Board (“IASB”) issued IFRS 16, Leases (‘‘IFRS 16’’) which replaced International Accounting Standard (“IAS”) 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach and, therefore, the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

Granite REIT 2019 Second Quarter Report    47

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in ‘‘fixed assets’’ on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in “investment properties” on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust’s accounting policies.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in “lease obligations” on the combined balance sheet.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and office equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust’s incremental borrowing rate as at January 1, 2019.

48    Granite REIT 2019 Second Quarter Report

Right-of-use assets are measured at either:

•	Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

•	Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at June 30, 2019, the Trust had leases for the use of office space, office and other equipment and three ground leases for the land upon which four income-producing properties in Europe and Canada are situated. In accordance with IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations on the condensed combined balance sheet as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Equipment	Total	Ground leases
Balance at January 1, 2019	$1.7	$0.1	$1.8	$11.8	$13.6
Balance at June 30, 2019	$1.5	$0.1	$1.6	$31.6	$33.2

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

During the three and six month periods ended June 30, 2019, the Trust recorded an additional right-of-use asset and related lease obligation of $20.5 million for the ground lease associated with the acquisition of two income-producing properties in Mississauga, Ontario in April 2019. The Trust also recorded additional right-of-use assets and lease obligations of less than $0.1 million for equipment.

Also in accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the three and six month periods ended June 30, 2019, the Trust recognized $0.2 million and $0.3 million of depreciation and amortization expense, respectively, and $0.4 million and $0.5 million of interest expense from these leases, respectively. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

As a lessor

The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at June 30, 2019 are operating leases. The accounting policies applicable to the Trust

Granite REIT 2019 Second Quarter Report    49

as a lessor are in accordance with IAS 17. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

IFRIC 23, Uncertainty Over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

Future Accounting Policy Changes

There are no new accounting standards issued but not yet applicable to the condensed combined financial statements for the three and six months ended June 30, 2019.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the second quarter of 2019, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2018, and remain substantially unchanged in respect of the three and six month periods ended June 30, 2019.

50    Granite REIT 2019 Second Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q2’19	Q1’19(6)	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17
Operating highlights(1)(2)
Revenue	$67.9	$63.4	$59.9	$63.8	$62.1	$61.7	$62.6	$60.8
NOI — cash basis(1)	$58.3	$55.1	$52.9	$56.4	$55.2	$52.3	$56.2	$53.5
Fair value gain on investment properties, net	$69.6	$50.1	$52.9	$141.6	$127.9	$32.3	$185.2	$17.0
Net income attributable to stapled unitholders	$98.7	$78.3	$85.9	$157.8	$149.2	$72.4	$233.6	$51.0
Cash provided by operating activities	$50.1	$40.4	$34.7	$40.6	$45.0	$37.6	$38.2	$40.5
FFO(1)	$43.1	$40.7	$40.9	$39.1	$37.6	$51.3	$41.6	$40.5
AFFO(1)	$42.3	$39.3	$39.8	$37.7	$29.4	$31.1	$32.6	$40.1
FFO payout ratio(1)	81%	79%	77%	80%	79%	79%	75%	79%
AFFO payout ratio(1)	83%	82%	79%	82%	99%	109%	95%	80%

Per unit amounts
Diluted FFO(1)	$0.89	$0.89	$0.90	$0.86	$0.82	$1.11	$0.89	$0.86
Diluted AFFO(1)	$0.88	$0.86	$0.87	$0.82	$0.64	$0.67	$0.69	$0.85
Monthly distributions paid	$0.70	$0.70	$0.68	$0.68	$0.68	$0.68	$0.65	$0.65
Special distribution paid	—	$0.30	—	—	—	—	—	—

Financial highlights
Investment properties(3)	$3,799.1	$3,532.8	$3,425.0	$3,198.0	$3,031.2	$2,916.1	$2,733.6	$2,749.0
Assets held for sale	$50.5	$38.7	$44.2	$17.0	$341.4	—	$391.4	—
Cash and cash equivalents	$496.9	$501.0	$658.2	$192.7	$50.1	$273.8	$69.0	$190.9
Total debt(4)	$1,285.6	$1,261.6	$1,303.2	$715.9	$817.6	$745.7	$741.4	$691.5
Diluted weighted average number of units	48.3	45.7	45.7	45.8	45.8	46.3	47.0	47.2
Maintenance or improvement capital expenditures paid(5)	$0.3	$0.6	$0.7	$1.5	$3.0	$0.4	$1.3	$0.5
Leasing costs paid(5)	—	$0.4	$0.4	$0.5	$2.4	$1.5	$0.4	$0.4

Property metrics(3)
Number of income-producing properties	79	77	80	85	84	85	84	92
GLA, square feet	34.5	32.8	32.2	32.5	31.8	29.7	29.1	30.2
Occupancy, by GLA	98.9%	98.8%	99.1%	97.3%	97.3%	98.7%	98.4%	98.4%
Weighted average lease term, years	6.0	6.1	6.0	5.9	5.9	6.0	5.9	6.6

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.6 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q4’18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

Granite REIT 2019 Second Quarter Report    51

•

Q3’18 — Fair value gain on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

•

Q2’18 — Net income attributable to unitholders, cash provided by operating activities and FFO included a $1.9 million foreign exchange loss recognized in the period relating to the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties as this item can be a source of variance between periods. Fair value gain on investment properties of $127.9 million included the increase in fair value to the expected sale price of six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018.

•

Q1’18 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property and a $10.4 million foreign exchange gain recognized in the period relating to the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as these items can be a source of variance between periods. AFFO included $9.1 million related to the payment of a tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO used to calculate AFFO payout ratio excludes the $9.1 million tenant incentive payment as this cost can be a source of variance between periods.

•

Q4’17 — Fair value gain on investment properties of $185.2 million included the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the dispositions.

•

Q3’17 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue can be a source of variance between periods.

(3)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.

(4)

The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet and, thereby, included in total debt (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).

(5)

Excludes maintenance or improvement capital expenditures and leasing costs paid related to a $9.1 million tenant incentive allowance for a 2014 lease extension in Graz, Austria and the partially re-leased flex office property in Novi, Michigan (see “INVESTMENT PROPERTIES”).

(6)

Granite has early adopted, effective January 1, 2019, the IFRS 3 Amendments in the three and six month periods ended June 30, 2019 (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). Accordingly, transaction costs relating to asset acquisitions are initially recorded to investment properties and, when subsequently measured at fair value, are expensed to net fair value gains/losses on investment properties. Prior to the early adoption of the IFRS 3 Amendments, property acquisitions were accounted as business combinations and transaction costs were expensed in its own line item in the statement of net income. Net fair value gains on investment properties and cash provided by operating activities for the three months ended March 31, 2019 were previously reported as $50.5 million and $39.5 million, respectively.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future

52    Granite REIT 2019 Second Quarter Report

events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds from the equity offering to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga, Ontario and Columbus, Ohio; the expected enhancement to the yield of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the proposed acquisition of the distribution centre in Horn Lake, Mississippi and the expected timing of the closing of such acquisition; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2018 dated March 6, 2019, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2018 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2019 Second Quarter Report    53

Condensed Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the three and six months ended June 30, 2019 and 2018

Condensed Combined Balance Sheets

(Canadian dollars in thousands)

(Unaudited)

As at	Note	June 30, 2019	December 31, 2018
ASSETS

Non-current assets:
Investment properties	2(c), 4	$3,799,046	$3,424,978
Acquisition deposits	3	60,121	34,288
Deferred tax assets		5,304	5,301
Fixed assets, net	2(c)	2,237	771
Other assets	6	1,454	13,425
		3,868,162	3,478,763

Current assets:
Assets held for sale	5	50,461	44,238
Other receivable	7	11,325	—
Accounts receivable		3,968	4,316
Income taxes receivable		536	212
Prepaid expenses and other		2,024	2,510
Restricted cash		475	470
Cash and cash equivalents	14(d)	496,862	658,246
Total assets		$4,433,813	$4,188,755

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$1,188,599	$1,198,414
Cross currency interest rate swaps	8(b)	63,794	104,757
Long-term portion of lease obligations	2(c)	32,767	—
Deferred tax liabilities		312,954	303,965
		1,598,114	1,607,136

Current liabilities:
Deferred revenue	9	7,111	4,290
Accounts payable and accrued liabilities	9	45,311	41,967
Distributions payable	10	11,520	24,357
Short-term portion of lease obligations	2(c)	431	—
Income taxes payable		13,591	14,020
Total liabilities		1,676,078	1,691,770

Equity:
Stapled unitholders’ equity	11	2,756,386	2,495,518
Non-controlling interests		1,349	1,467
Total equity		2,757,735	2,496,985
Total liabilities and equity		$4,433,813	$4,188,755

Commitments and contingencies (note 17)

See accompanying notes

56    Granite REIT 2019 Second Quarter Report

Condensed Combined Statements of Net Income

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019(1)	2018	2019(1)	2018
Rental revenue		$59,595	$55,366	$115,443	$109,251
Tenant recoveries	12(a)	7,719	6,774	15,032	13,548
Lease termination and close-out fees		589	—	855	996
Revenue		67,903	62,140	131,330	123,795
Property operating costs	12(b)	8,798	7,430	17,034	15,310
Net operating income		59,105	54,710	114,296	108,485

General and administrative expenses	12(c)	8,636	7,147	16,510	14,635
Depreciation and amortization	2(c)	219	79	433	158
Interest income		(2,735)	(567)	(5,604)	(1,711)
Interest expense and other financing costs	12(d)	7,798	5,449	15,353	10,969
Foreign exchange losses (gains), net	12(e)	296	2,336	766	(9,119)
Fair value gains on investment properties, net	4, 5	(69,580)	(127,918)	(119,650)	(160,228)
Fair value losses (gains) on financial instruments	12(f)	1,655	(1,438)	1,756	530
Acquisition transaction costs	3	—	1,581	—	1,739
Loss on sale of investment properties	5	635	147	1,383	1,234
Other income	12(g)	—	(2,250)	—	(2,250)
Income before income taxes		112,181	170,144	203,349	252,528
Income tax expense	13	13,504	20,935	26,344	30,916
Net income		$98,677	$149,209	$177,005	$221,612

Net income attributable to:

Stapled unitholders		$98,668	$149,167	$176,923	$221,540
Non-controlling interests		9	42	82	72
		$98,677	$149,209	$177,005	$221,612

(1)	The Trust has early adopted the amendments to IFRS 3, Business Combinations, in the three month period ended June 30, 2019 retrospectively to January 1, 2019 (note 2(c)).

See accompanying notes

Granite REIT 2019 Second Quarter Report    57

Condensed Combined Statements of Comprehensive Income

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018
Net income		$98,677	$149,209	$177,005	$221,612

Other comprehensive (loss) income:
Foreign currency translation adjustment(1)		(39,279)	(13,032)	(121,839)	68,689
Unrealized gain (loss) on net investment hedges, includes income taxes of nil(1)	8(b)	(2,908)	19,179	51,284	(18,357)
Total other comprehensive (loss) income		(42,187)	6,147	(70,555)	50,332
Comprehensive income		$56,490	$155,356	$106,450	$271,944
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders		$56,471	$155,380	$106,418	$271,871
Non-controlling interests		19	(24)	32	73
		$56,490	$155,356	$106,450	$271,944

See accompanying notes

58    Granite REIT 2019 Second Quarter Report

Condensed Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

(Unaudited)

Six Months Ended June 30, 2019
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	176,923	—	176,923	82	177,005
Other comprehensive loss	—	—	—	—	(70,505)	(70,505)	(50)	(70,555)
Stapled unit offering, net of issuance costs (note 11(c))	3,749	220,378	—	—	—	220,378	—	220,378
Distributions (note 10)	—	—	—	(66,496)	—	(66,496)	(150)	(66,646)
Special distribution paid in units and immediately consolidated (note 10)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 11(a))	10	605	—	—	—	605	—	605
Units repurchased for cancellation (note 11(b))	(1)	(32)	(5)	—	—	(37)	—	(37)
As at June 30, 2019	49,443	$2,325,857	$54,654	$234,928	$140,947	$2,756,386	$1,349	$2,757,735

Six Months Ended June 30, 2018
	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2018	46,903	$2,118,460	$60,274	$(160,686)	$118,566	$2,136,614	$1,248	$2,137,862
Net income	—	—	—	221,540	—	221,540	72	221,612
Other comprehensive income	—	—	—	—	50,331	50,331	1	50,332
Distributions (note 10)	—	—	—	(62,576)	—	(62,576)	(10)	(62,586)
Units issued under the stapled unit plan (note 11(a))	64	3,233	—	—	—	3,233	—	3,233
Units repurchased for cancellation (note 11(b))	(1,233)	(55,714)	(5,235)	—	—	(60,949)	—	(60,949)
As at June 30, 2018	45,734	$2,065,979	$55,039	$(1,722)	$168,897	$2,288,193	$1,311	$2,289,504

See accompanying notes

Granite REIT 2019 Second Quarter Report    59

Condensed Combined Statements of Cash Flows

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019(1)	2018	2019(1)	2018
OPERATING ACTIVITIES

Net income		$98,677	$149,209	$177,005	$221,612
Items not involving operating cash flows	14(a)	(53,754)	(104,385)	(89,264)	(128,352)
Leasing commissions paid		—	(2,259)	(224)	(3,991)
Tenant incentives paid		(25)	(162)	(204)	(9,259)
Current income tax expense	13(a)	1,678	2,839	3,597	4,832
Income taxes paid		(2,445)	(3,058)	(3,683)	(3,968)
Interest expense		7,396	5,103	14,602	10,088
Interest paid		(7,882)	(5,654)	(14,087)	(9,510)
Changes in working capital balances	14(b)	6,466	3,379	2,792	1,101
Cash provided by operating activities		50,111	45,012	90,534	82,553

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(219,126)	(327,256)	(383,744)	(399,352)
Proceeds from disposals, net		(635)	—	25,628	356,479
Capital expenditures
— Maintenance or improvements		(560)	(6,197)	(1,785)	(15,000)
— Developments or expansions		(705)	(55)	(4,681)	(860)
Mortgage receivable proceeds	5	16,845	30,000	16,845	30,000
Acquisition deposits		(33,940)	(8,308)	(33,940)	(8,308)
Fixed asset additions		(50)	(26)	(88)	(53)
Decrease in other assets		—	(145)	—	(145)
Cash used in investing activities		(238,171)	(311,987)	(381,765)	(37,239)

FINANCING ACTIVITIES

Monthly distributions paid		(33,687)	(31,181)	(65,623)	(62,841)
Special distribution paid	10	—	—	(13,710)	—
Repayment of lease obligations	2(c)	(589)	—	(852)	—
Proceeds from bank indebtedness		—	98,833	—	127,833
Repayments of bank indebtedness		—	(8,657)	—	(70,420)
Financing costs paid		—	—	(25)	(1,456)
Distributions to non-controlling interests		(150)	(10)	(150)	(10)
Proceeds from stapled unit offering, net of issuance costs	11(c)	220,378	—	220,378	—
Repurchase of stapled units	11(b)	—	(9,856)	(37)	(60,949)
Cash provided by (used in) financing activities		185,952	49,129	139,981	(67,843)

Effect of exchange rate changes on cash and cash equivalents		(2,021)	(5,781)	(10,134)	3,653

Net decrease in cash and cash equivalents during the period		(4,129)	(223,627)	(161,384)	(18,876)
Cash and cash equivalents, beginning of period		500,991	273,770	658,246	69,019
Cash and cash equivalents, end of period		$496,862	$50,143	$496,862	$50,143

(1)	The Trust has early adopted the amendments to IFRS 3, Business Combinations, in the three month period ended June 30, 2019 retrospectively to January 1, 2019 (note 2(c)).

See accompanying notes

60    Granite REIT 2019 Second Quarter Report

Notes to Condensed Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. The Trust’s tenant base includes Magna International Inc. and its operating subsidiaries (together “Magna”) as its largest tenant, in addition to tenants from various other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on July 31, 2019.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and six month periods ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2018.

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

Granite REIT 2019 Second Quarter Report    61

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)	Accounting Policies and New Standards Adopted

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the years ended December 31, 2018 and 2017, except for the adoption of the following new standards and interpretations effective January 1, 2019. As required by IAS 34, the nature and effect of these changes are disclosed below:

Amendments to IFRS 3, Business Combinations

In connection with the combined financial statements for the three and six month periods ended June 30, 2019, the Trust determined to early adopt the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of their mandatory effective date of January 1, 2020. The Trust adopted the IFRS 3 Amendments prospectively and therefore the comparative information presented for 2018 has not been restated. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. The IFRS 3 Amendments have removed the requirement for an assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; the reference to an ability to reduce costs; and require, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. The IFRS 3 Amendments also provide for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Trust has adopted the standard effective January 1, 2019 in the three and six month periods ended June 30, 2019. The Trust did not recognize the impact of adopting the IFRS 3 Amendments in the condensed combined financial statements for the three months ended March 31, 2019 and 2018, issued on May 7, 2019 as it had not determined to early adopt the IFRS 3 Amendments at that time. The condensed combined statements of net income and cash flows for the six month periods ended June 30, 2019 include the recognition of the IFRS 3 Amendments retroactive to January 1, 2019. The impact from the adoption of the IFRS 3 Amendments relating to the three month period ended March 31, 2019, and recognized in the six month period ended June 30, 2019 in each of the statements of net income and cash flows is as follows:

Relating to the Three Months Ended March 31, 2019
Condensed Combined Statements of Net Income:
Reduction in acquisition transaction costs	$411
Reduction in fair value gains on investment properties, net	(411)
Net impact to the Condensed Combined Statements of Net Income	$—

Condensed Combined Statements of Cash Flows:
Reduction in fair value gains on investment properties within items not involving operating cash flows (operating activities)	$411
Reduction in changes in working capital balances (operating activities)	543
Increase in property acquisition costs (investing activities)	(954)
Net impact to the Condensed Combined Statements of Cash Flows	$—

The adoption of the IFRS 3 Amendments had no impact to the combined balance sheet as at June 30, 2019 and the statements of comprehensive income for the three and six month periods ended June 30, 2019.

62    Granite REIT 2019 Second Quarter Report

Following the adoption of the IFRS 3 Amendments, the Trust continues to account for business combinations in which control is acquired under the acquisition method. When a property acquisition is made, the Trust considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place and will be integrated into the Trust’s existing operations, the acquisition does not meet the definition of a business and is accounted for as an asset acquisition. An asset acquisition is accounted for as an acquisition of a group of assets and liabilities. The cost of the acquisition, including transaction costs, is allocated to the assets and liabilities acquired based on their relative fair values, and no goodwill or deferred tax is recognized. Subsequently, where the acquired asset represents an investment property, it is measured at fair value in accordance with IAS 40, Investment Properties.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced IAS 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach, and therefore the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in “fixed assets” on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in “investment properties” on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust’s accounting policies.

Granite REIT 2019 Second Quarter Report    63

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in “lease obligations” on the combined balance sheet.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and office equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust’s incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at either:

•	Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

•	Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at June 30, 2019, the Trust had leases for the use of office space, office and other equipment and three ground leases for the land upon which four income-producing properties in Europe and Canada are

64    Granite REIT 2019 Second Quarter Report

situated. In accordance with IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Equipment	Total	Ground leases
Balance at January 1, 2019	$1,780	$46	$1,826	$11,801	$13,627
Balance at June 30, 2019	$1,489	$79	$1,568	$31,601	$33,198

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

During the three and six month periods ended June 30, 2019, the Trust recorded an additional right-of-use asset and related lease obligation of $20.5 million for the ground lease associated with the acquisition of two income-producing properties in Mississauga, Ontario in April 2019. The Trust also recorded additional right-of-use assets and lease obligations of $39 thousand for equipment.

Also in accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the three and six month periods ended June 30, 2019, the Trust recognized $0.2 million and $0.3 million of depreciation and amortization expense, respectively, and $0.4 million and $0.5 million of interest expense from these leases, respectively. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

Future minimum lease payments relating to the right-of-use assets as at June 30, 2019 in aggregate and for the next five years and thereafter are as follows:

Remainder of 2019	$224
2020	578
2021	615
2022	360
2023	138
2024 and thereafter	31,283
$33,198

The lease commitments as at December 31, 2018 comprised $27.2 million related to two ground leases in Europe with annual payments of $0.5 million and $0.1 million expiring in 2049 and 2096, respectively, and $1.6 million related to certain other operating leases. On January 1, 2019, the Trust recognized lease obligations on the combined balance sheet of $13.6 million for these aforementioned lease commitments which include the impact from present value discounting of $15.4 million and certain other adjustments of $0.2 million.

As a lessor

The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at June 30, 2019 are operating leases. The accounting policies applicable to the Trust as a lessor are in accordance with IAS 17. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

Granite REIT 2019 Second Quarter Report    65

IFRIC 23, Uncertainty Over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

3. ACQUISITIONS

During the six month periods ended June 30, 2019 and 2018, Granite acquired income-producing properties consisting of the following:

Acquisitions During the Six Months Ended June 30, 2019(1)

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087	$223	$58,310
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120	222	106,342
2020 & 2095 Logistics Drive(2)	Mississauga, ON	April 9, 2019	174,106	584	174,690
1901 Beggrow Street	Columbus, OH	May 23, 2019	71,607	255	71,862
			$409,920	$1,284	$411,204

(1)	The properties acquired in 2019 have been accounted for as asset acquisitions reflecting the early adoption of the IFRS 3 Amendments effective January 1, 2019 (note 2(c)).
(2)	Includes right-of-use asset related to ground lease of $20.5 million (note 2(c)).

Acquisitions During the Six Months Ended June 30, 2018

Property	Location	Date acquired	Property purchase price
3870 Ronald Reagan Parkway	Plainfield, IN	March 23, 2018	$50,835
181 Antrim Commons Drive	Greencastle, PA	April 4, 2018	44,323

Ohio portfolio (four properties):
10, 100 and 115 Enterprise Parkway and 15 Commerce Parkway	West Jefferson, OH	May 23, 2018	299,297
			$394,455

During the three and six month periods ended June 30, 2018, the Trust recognized $3.9 million and $4.0 million of revenue, respectively, and $3.3 million and $3.4 million of net income, respectively, related to the aforementioned acquisitions. Had these acquisitions occurred on January 1, 2018, the Trust would have recognized proforma revenue and net income of approximately $13.5 million and $11.8 million, respectively, during the six month period ended June 30, 2018.

66    Granite REIT 2019 Second Quarter Report

The following table summarizes the total consideration paid for the income-producing property acquisitions and the fair value of the total identifiable net assets acquired at the acquisition dates:

Acquisitions During the Six Months Ended June 30,	2018
Purchase consideration
Cash on hand	$306,023
Cash sourced from credit facility	93,329
Total cash consideration paid	$399,352
Recognized amounts of identifiable net assets acquired measured at their respective fair values:
Investment properties	$394,455
Working capital	4,897
Total identifiable net assets	$399,352

During the six month period ended June 30, 2018, the Trust incurred $1.5 million of legal and advisory costs associated with the aforementioned acquisitions. The Trust incurred an additional $0.2 million of costs related to pursuing other acquisition opportunities. These costs are included in acquisition transaction costs in the condensed combined statements of net income.

Acquisition Deposits

As at June 30, 2019, Granite had made deposits of $60.1 million relating to property acquisitions. A deposit of $26.2 million (US$20.0 million) was made in connection with a contractual commitment to acquire a property under development in the state of Texas. This commitment to purchase the property under development is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close in the fourth quarter of 2019 following construction of the building and commencement of the lease. The contractual commitment to purchase this property as at June 30, 2019 is included in the commitments and contingencies note (note 17(b)).

As at June 30, 2019, $33.8 million (US$25.8 million) was also paid to acquire 190.6 acres of development land located in Harris County, Texas. Granite entered into a joint arrangement with a third-party and purchased the development land on July 1, 2019 for total cash consideration of $33.4 million (US$25.4 million) (note 18(a)).

4. INVESTMENT PROPERTIES

As at	June 30, 2019	December 31, 2018
Income-producing properties	$3,775,947	$3,403,985
Properties under development	18,360	17,009
Land held for development	4,739	3,984
	$3,799,046	$3,424,978

Granite REIT 2019 Second Quarter Report    67

Changes in investment properties are shown in the following table:

	Six Months Ended June 30, 2019			Year Ended December 31, 2018
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of period	$3,403,985	$17,009	$3,984	$2,714,684	$—	$18,884
Ground leases(1) (note 2(c))	11,801	—	—	—	—	—
Adjusted balance, beginning of period	$3,415,786	$17,009	$3,984	$2,714,684	$—	$18,884
Additions
— Capital expenditures:
Maintenance or improvements	1,117	—	—	8,164	—	—
Developments or expansions	3,382	2,150	—	19,986	287	66
— Acquisitions (note 3)	411,204	—	—	542,998	—	1,232
— Leasing commissions	305	—	—	3,340	—	—
— Tenant incentives	303	—	—	816	—	—
Transfers to properties under development	—	—	—	(12,206)	16,473	(4,267)
Fair value gains, net	118,509	—	911	353,258	—	1,253
Foreign currency translation, net	(123,602)	(799)	(156)	147,336	249	196
Amortization of straight-line rent	2,688	—	—	4,274	—	—
Amortization of tenant incentives	(2,596)	—	—	(5,402)	—	—
Other changes	92	—	—	(972)	—	—
Classified as assets held for sale (note 5)	(51,241)	—	—	(372,291)	—	(13,380)
Balance, end of period	$3,775,947	$18,360	$4,739	$3,403,985	$17,009	$3,984

(1)	Impact of adoption of IFRS 16, Leases effective January 1, 2019.

During the six month period ended June 30, 2019, the Trust disposed of six properties previously classified as assets held for sale for aggregate gross proceeds of $43.8 million (note 5). The fair value gains during the six month period ended June 30, 2019, excluding the six properties sold in the period, were $119.4 million. As at June 30, 2019, six properties with an aggregate fair value of $50.5 million were classified as assets held for sale (note 5).

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

68    Granite REIT 2019 Second Quarter Report

Included in investment properties is $16.8 million (December 31, 2018 — $14.8 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases (excluding assets held for sale) as at June 30, 2019 are as follows:

Not later than 1 year	$237,168
Later than 1 year and not later than 5 years	804,795
Later than 5 years	565,859
$1,607,822

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	June 30, 2019(1)			December 31, 2018(1)
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	5.86%	7.00%	5.00%	5.63%	7.75%	5.00%
Terminal capitalization rate	5.87%	7.00%	5.00%	6.01%	7.00%	5.00%

United States
Discount rate	6.53%	9.50%	5.00%	6.68%	10.00%	5.75%
Terminal capitalization rate	6.45%	8.75%	5.25%	6.46%	9.75%	5.25%

Germany
Discount rate	6.90%	8.25%	5.70%	6.89%	8.25%	5.70%
Terminal capitalization rate	6.63%	8.75%	5.00%	6.89%	8.75%	5.25%

Austria
Discount rate	7.95%	10.00%	7.00%	8.37%	10.00%	8.00%
Terminal capitalization rate	7.33%	9.75%	6.75%	7.88%	10.00%	7.00%

Netherlands
Discount rate	5.40%	6.00%	5.15%	5.93%	6.50%	5.70%
Terminal capitalization rate	6.52%	8.26%	5.60%	6.48%	7.45%	6.00%

Other
Discount rate	8.34%	9.50%	6.75%	8.23%	9.50%	6.75%
Terminal capitalization rate	8.42%	10.00%	6.50%	8.48%	10.00%	6.75%

Total
Discount rate	6.70%	10.00%	5.00%	6.90%	10.00%	5.00%
Terminal capitalization rate	6.56%	10.00%	5.00%	6.81%	10.00%	5.00%

(1)	Excludes assets held for sale at the respective period end (note 5).
(2)	Weighted based on income-producing property fair value.

Granite REIT 2019 Second Quarter Report    69

5. ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At June 30, 2019, six investment properties located in the United States and Canada are classified as assets held for sale. The six properties, having an aggregate fair value of $50.5 million, consist of the following:

Property	Location	Fair value
Michigan properties (five properties):
6151 Bancroft Avenue	Alto, MI
3501 John F Donnelly Drive	Holland, MI
3575 128th Avenue	Holland, MI
3601 John F Donnelly Drive	Holland, MI
1800 Hayes Street	Grand Haven, MI	$37,961

330 Finchdene Square	Toronto, ON	12,500
$50,461

Dispositions

During the six month period ended June 30, 2019, six properties located in Canada and the United States previously classified as assets held for sale at December 31, 2018 were disposed. The properties consist of the following:

Property	Location	Date disposed	Sale price
3 Walker Drive	Brampton, ON	January 15, 2019	$13,380

Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	February 25, 2019	22,323

375 Edward Street	Richmond Hill, ON	February 27, 2019	8,050
			$43,753

The gross proceeds of $22.3 million (US$16.9 million) for the four properties in Iowa included a vendor take-back mortgage of $16.8 million (US$12.7 million). The mortgage receivable bore interest at 5.25% per annum and was repaid on June 18, 2019.

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Balance, beginning of period	$44,238	$391,453
Fair value gains, net	230	196
Foreign currency translation, net	(1,495)	(3,466)
Disposals	(43,753)	(729,608)
Classified as assets held for sale from investment properties (note 4)	51,241	385,671
Other	—	(8)
Balance, end of period	$50,461	$44,238

70    Granite REIT 2019 Second Quarter Report

During the six month period ended June 30, 2019, Granite incurred $1.4 million (2018 — $1.2 million) of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the condensed combined statements of net income.

6. OTHER ASSETS

Other assets consist of:

As at	June 30, 2019	December 31, 2018
Deferred financing costs associated with the revolving credit facility	$1,041	$1,172
Long-term receivables	413	448
Long-term proceeds receivable associated with a property disposal (note 7)	—	11,805
	$1,454	$13,425

7. CURRENT ASSETS

Other Receivable

As at June 30, 2019, other receivable includes $11.3 million (US$8.7 million) of proceeds receivable associated with the disposal of a property in South Carolina in September 2018 that is expected to be received in the first quarter of 2020. The estimated sale price for the property was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable is subject to change and will be dependent upon the actual consumer price index inflation factor as at December 31, 2019. At December 31, 2018, the proceeds receivable was $11.8 million (US$8.7 million) and was recorded in other assets (note 6).

8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at		June 30, 2019		December 31, 2018
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$249,535	$250,000	$249,424	$250,000
2023 Debentures	November 30, 2023	398,584	400,000	398,425	400,000
2022 Term Loan(2)	December 19, 2022	241,674	242,165	251,853	252,414
2025 Term Loan	December 12, 2025	298,806	300,000	298,712	300,000
		$1,188,599	$1,192,165	$1,198,414	$1,202,414

(1)	The amounts outstanding are net of deferred financing costs. The deferred financing costs are amortized using the effective interest method and are recorded in interest expense.
(2)

The term loan maturing on December 19, 2022 is denominated in US dollars and was originally drawn in the amount of US$185.0 million. As at June 30, 2019 and December 31, 2018, US$185.0 million remains outstanding.

Granite REIT 2019 Second Quarter Report    71

(b)	Cross Currency Interest Rate Swaps

As at	June 30, 2019	December 31, 2018
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$11,018	$26,877
2023 Cross Currency Interest Rate Swap	33,438	56,922
2022 Cross Currency Interest Rate Swap	5,448	3,826
2025 Cross Currency Interest Rate Swap	13,890	17,132
	$63,794	$104,757

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the debentures that mature in 2021 (“2021 Debentures”) for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the debentures that mature in 2023 (“2023 Debentures”) for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On December 19, 2018, the Trust entered into a cross currency interest rate swap (the “2022 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin monthly interest payments from the term loan that matures in 2022 (“2022 Term Loan”) for Euro denominated payments at a 1.225% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €163.0 million in exchange for which it will receive US$185.0 million on December 19, 2022.

On December 12, 2018, the Trust entered into a cross currency interest rate swap (the “2025 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin monthly interest payments from the term loan that matures in 2025 (“2025 Term Loan”) for Euro denominated payments at a 2.202% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €198.2 million in exchange for which it will receive $300.0 million on December 12, 2025.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investment in foreign operations. In addition, the Trust has on occasion designated its US dollar draws from the credit facility as net investment hedges of its investment in the US operations. The effectiveness of the hedges are assessed quarterly. For the three and six month periods ended June 30, 2019, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps and the foreign exchange gains or losses on the outstanding 2022 Term Loan are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the condensed combined statements of net income.

72    Granite REIT 2019 Second Quarter Report

9. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2⁄3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at June 30, 2019, the Trust had no amounts (December 31, 2018 — nil) drawn from the credit facility and $1.1 million (December 31, 2018 — $0.1 million) in letters of credit issued against the facility.

Accounts Payable and Accrued Liabilities

As at	June 30, 2019	December 31, 2018
Accounts payable	$7,573	$5,352
Accrued salaries, incentives and benefits	4,691	5,364
Accrued interest payable	6,528	6,606
Accrued construction payable	2,610	2,429
Accrued professional fees	4,247	2,910
Accrued employee unit-based compensation	4,576	3,193
Accrued trustee/director unit-based compensation	2,539	2,330
Accrued property operating costs	4,320	2,013
Accrued land transfer tax in connection with an acquisition	—	5,499
Accrued leasing commissions	486	407
Accrual associated with a property disposal	1,964	2,047
Unrealized foreign exchange forward contracts	1,655	10
Other accrued liabilities	4,122	3,807
	$45,311	$41,967

In connection with the disposal of a property in South Carolina in September 2018, Granite has retained an obligation to make certain repairs to the building. Accordingly, as at June 30, 2019, a liability of approximately $2.0 million (December 31, 2018 — $2.0 million) is included in the accrual associated with a property disposal above. The estimated amount was determined using a third-party report but can change over time as the repairs are completed.

10. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended June 30, 2019 were $34.6 million (2018 — $31.1 million) or 69.9 cents per stapled unit (2018 — 68.1 cents per stapled unit). Total distributions declared to stapled unitholders in the six month period ended June 30, 2019 were $66.5 million (2018 — $62.6 million) or $1.40 per stapled unit (2018 — $1.36 per stapled unit). Distributions payable at June 30, 2019 of $11.5 million, representing the June 2019 distribution, were paid on July 15, 2019. Distributions payable at December 31, 2018 of $24.3 million were paid on January 15, 2019 and represented

Granite REIT 2019 Second Quarter Report    73

the December 2018 monthly distributions of $10.6 million and the cash portion of a special distribution of $13.7 million (30.0 cents per stapled unit).

A special distribution was declared in December 2018 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units. On January 15, 2019, immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. The special distribution declared of $41.1 million was recorded to contributed surplus in December 2018, in accordance with IAS 32, Financial Instruments: Presentation, as the Trust was settling the distribution with a fixed number of its own equity instruments. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

On July 17, 2019, distributions of $11.5 million or 23.3 cents per stapled unit were declared and will be paid on August 15, 2019.

11. STAPLED UNITHOLDERS’ EQUITY

(a)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at June 30, 2019 and December 31, 2018, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units (“DSUs”) outstanding is presented below:

	2019		2018
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	44	$46.01	28	$41.88
Granted	9	54.45	8	51.69
Settled	(11)	51.57	—	—
DSUs outstanding, June 30	42	$46.33	36	$44.14

74    Granite REIT 2019 Second Quarter Report

Executive Deferred Stapled Unit Plan

The Trust has an Executive Share Unit Plan (the “Restricted Stapled Unit Plan”) which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2019		2018
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Restricted stapled units outstanding, January 1	117	$50.34	106	$43.32
New grants(1)	42	60.68	23	50.19
Forfeited	(1)	47.06	—	—
Settled in cash	(12)	45.10	—	—
Settled in stapled units	(10)	45.10	(64)	42.14
Restricted stapled units outstanding, June 30(1)	136	$54.47	65	$46.91

(1)

New grants include 9,418 performance based units granted during the six month period ended June 30, 2019 (2018 — nil). Total stapled units outstanding at June 30, 2019 include a total of 13,148 performance based units granted (June 30, 2018 — nil).

The Trust’s unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
DSPs for trustees/directors	$135	$311	$883	$563
Restricted Stapled Unit Plan for executives and employees	1,361	502	2,786	1,460
Unit-based compensation expense	$1,496	$813	$3,669	$2,023
Fair value remeasurement (recovery) expense included in the above	$(176)	$237	$1,033	$454

(b)	Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

Granite REIT 2019 Second Quarter Report    75

During the six month period ended June 30, 2019, Granite repurchased 700 stapled units (2018 — 1,233,459 stapled units) for consideration of less than $0.1 million (2018 — $60.9 million). The difference between the repurchase price and the average cost of the stapled units of less than $0.1 million (2018 — $5.2 million) was recorded to contributed surplus.

(c)	Stapled Unit Offering

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $10.2 million and were recorded directly to stapled unitholders’ equity.

(d)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at June 30,	2019	2018
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$208,618	$249,445
Fair value losses on derivatives designated as net investment hedges	(67,671)	(80,548)
	$140,947	$168,897

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

12. RECOVERIES, COSTS AND EXPENSES

(a)	Tenant recoveries revenue consists of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Property taxes	$5,481	$4,819	$10,165	$10,036
Property insurance	538	510	1,056	1,046
Operating costs	1,700	1,445	3,811	2,466
	$7,719	$6,774	$15,032	$13,548

76    Granite REIT 2019 Second Quarter Report

(b)	Property operating costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Non-recoverable from tenants:
Property taxes and utilities	$355	$236	$755	$399
Legal	58	77	144	259
Consulting	14	28	36	40
Environmental and appraisals	319	110	370	297
Repairs and maintenance	161	155	407	255
Ground rents	—	167	—	335
Other	170	189	355	345
	$1,077	$962	$2,067	$1,930
Recoverable from tenants:
Property taxes and utilities	$5,884	$5,102	$10,852	$10,624
Property insurance	628	535	1,154	1,056
Repairs and maintenance	676	428	1,179	711
Property management fees	489	337	913	572
Other	44	66	869	417
	$7,721	$6,468	$14,967	$13,380
Property operating costs	$8,798	$7,430	$17,034	$15,310

(c)	General and administrative expenses consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Salaries, incentives and benefits	$4,372	$3,622	$7,383	$8,064
Audit, legal and consulting	1,143	1,090	2,477	1,890
Trustee/director fees and related expenses	357	270	641	573
Unit-based compensation including distributions and revaluations	1,258	632	3,204	1,644
Other public entity costs	746	546	1,190	946
Office rents including property taxes and common area maintenance costs	100	231	181	455
Other	660	756	1,434	1,063
	$8,636	$7,147	$16,510	$14,635

Granite REIT 2019 Second Quarter Report    77

(d)	Interest expense and other financing costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest and amortized issuance costs relating to debentures and term loans	$6,878	$4,534	$13,801	$9,122
Amortization of deferred financing costs and other interest expense and charges	546	915	1,035	1,847
Interest expense related to lease obligations (note 2(c))	374	—	517	—
	$7,798	$5,449	$15,353	$10,969

(e)     For the six month period ended June 30, 2018, foreign exchange gains (losses) included an $8.5 million foreign exchange gain realized from the remeasurement of the US dollar proceeds received from the sale of three investment properties in January 2018.

(f)	Fair value losses (gains) on financial instruments consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Foreign exchange forward contracts, net	$1,655	$(1,438)	$1,756	$530

(g)     During the three and six month periods ended June 30, 2018, Granite entered into a settlement agreement related to a land use matter for a property in Ontario, Canada and was awarded a settlement amount of $2.3 million.

13. INCOME TAXES

(a)	The major components of the income tax expense are:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Current income tax expense	$1,678	$2,839	$3,597	$4,832
Deferred income tax expense	11,826	18,096	22,747	26,084
Income tax expense	$13,504	$20,935	$26,344	$30,916

78    Granite REIT 2019 Second Quarter Report

(b)     The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Income before income taxes	$112,181	$170,144	$203,349	$252,528
Expected income taxes at the Canadian statutory tax rate of 26.5% (2018 — 26.5%)	$29,727	$45,088	$53,887	$66,920
Income distributed and taxable to unitholders	(14,690)	(24,678)	(24,549)	(36,598)
Net foreign rate differentials	(2,157)	(1,638)	(4,064)	(3,025)
Net change in provisions for uncertain tax positions	445	483	808	923
Net permanent differences	156	2,226	170	2,184
Withholding taxes and other	23	(546)	92	512
Income tax expense	$13,504	$20,935	$26,344	$30,916

14. DETAILS OF CASH FLOWS

(a)	Items not involving operating cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Straight-line rent amortization	$(1,539)	$(814)	$(2,688)	$(2,729)
Tenant incentive amortization	1,290	1,325	2,596	2,717
Unit-based compensation expense (note 11(a))	1,496	813	3,669	2,023
Fair value gains on investment properties	(69,580)	(127,918)	(119,650)	(160,228)
Unrealized foreign exchange loss	—	6,406	—	—
Depreciation and amortization	219	79	433	158
Fair value losses (gains) on financial instruments	1,655	(1,438)	1,756	530
Loss on sale of investment properties	635	147	1,383	1,234
Amortization of issuance costs relating to debentures and term loans	216	135	433	270
Amortization of deferred financing costs	78	78	156	341
Deferred income taxes	11,826	18,096	22,747	26,084
Other	(50)	(1,294)	(99)	1,248
	$(53,754)	$(104,385)	$(89,264)	$(128,352)

Granite REIT 2019 Second Quarter Report    79

(b)	Changes in working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Accounts receivable	$(130)	$3,604	$223	$(1,897)
Prepaid expenses and other	121	532	385	538
Accounts payable and accrued liabilities	6,912	701	(846)	(2,180)
Deferred revenue	(432)	(1,456)	3,035	4,644
Restricted cash	(5)	(2)	(5)	(4)
	$6,466	$3,379	$2,792	$1,101

(c)	Non-cash investing and financing activities

The condensed combined statements of cash flows for the three and six month periods ended June 30, 2019 do not include the right-of-use asset and lease obligation of $20.5 million, respectively, associated with the acquisition of the leasehold interest in two Canadian properties (note 3). The condensed combined statement of cash flows for the six month period ended June 30, 2019 does not include the issuance and consolidation of stapled units associated with the special distribution in the amount of $41.1 million (note 10). In addition, during the six month period ended June 30, 2019, 10 thousand stapled units (2018 — 64 thousand stapled units) with a value of $0.6 million (2018 — $3.2 million) were issued under the Restricted Stapled Unit Plan (note 11(a)) and are not recorded in the condensed combined statements of cash flows.

(d)	Cash and cash equivalents consist of:

As at	June 30, 2019	December 31, 2018
Cash	$363,607	$534,975
Short-term deposits	133,255	123,271
	$496,862	$658,246

80    Granite REIT 2019 Second Quarter Report

15. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at June 30, 2019 and December 31, 2018:

As at	June 30, 2019			December 31, 2018
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$413	(1)	$413	$12,253	(1)	$12,253
Other receivable	11,325		11,325	—		—
Accounts receivable	3,968		3,968	4,316		4,316
Prepaid expenses and other	—		—	111	(2)	111
Restricted cash	475		475	470		470
Cash and cash equivalents	496,862		496,862	658,246		658,246
	$513,043		$513,043	$675,396		$675,396
Financial liabilities
Unsecured debentures, net	$648,119		$672,840	$647,849		$654,365
Unsecured term loans, net	540,480		540,480	550,565		550,565
Cross currency interest rate swaps	63,794		63,794	104,757		104,757
Accounts payable and accrued liabilities	43,656		43,656	41,957		41,957
Accounts payable and accrued liabilities	1,655	(3)	1,655	10	(3)	10
Distributions payable	11,520		11,520	24,357		24,357
	$1,309,224		$1,333,945	$1,369,495		$1,376,011

(1)	Long-term receivables included in other assets (note 6).
(2)	Foreign exchange forward contracts included in prepaid expenses.
(3)	Foreign exchange forward contracts included in accounts payable and accrued liabilities.

The fair values of the Trust’s accounts receivable, restricted cash, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivables bears interest at rates comparable to current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates and were recently drawn. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying value as the asset or liability is revalued at the reporting date.

The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At June 30, 2019, the Trust held nine outstanding foreign exchange forward contracts (December 31, 2018 — three contracts outstanding). The foreign exchange contracts are comprised of contracts to purchase US$105.0 million and sell $139.1 million. For the three and six month periods ended June 30, 2019, the Trust recorded a net fair value loss of $1.7 million (2018 — net fair value gain of $1.4 million) and $1.8 million (2018 — $0.5 million), respectively, related to foreign exchange forward contracts (note 12(f)).

Granite REIT 2019 Second Quarter Report    81

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at June 30, 2019	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$3,799,046
Assets held for sale	—	—	50,461
Short-term proceeds receivable associated with a property disposal included in other receivable (note 7)	—	—	11,325

Liabilities measured or disclosed at fair value
Unsecured debentures, net	672,840	—	—
Unsecured term loans, net	—	540,480	—
Cross currency interest rate swaps	—	63,794	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	1,655	—
Net assets (liabilities) measured or disclosed at fair value	$(672,840)	$(605,929)	$3,860,832

As at December 31, 2018	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$3,424,978
Assets held for sale	—	—	44,238
Long-term proceeds receivable associated with a property disposal included in other assets (note 6)	—	—	11,805
Short-term proceeds receivable associated with a property disposal included in accounts receivable			231
Foreign exchange forward contracts included in prepaid expenses and other	—	111	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	654,365	—	—
Unsecured term loans, net		550,565
Cross currency interest rate swaps	—	104,757	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	10	—
Net assets (liabilities) measured or disclosed at fair value	$(654,365)	$(655,221)	$3,481,252

82    Granite REIT 2019 Second Quarter Report

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and six month periods ended June 30, 2019 and the year ended December 31, 2018, there were no transfers between the levels.

(c)	Risk Management

Foreign exchange risk

As at June 30, 2019, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At June 30, 2019, the Trust’s foreign currency denominated net assets are $2.8 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $14.8 million and $12.5 million, respectively, to comprehensive income.

Granite REIT 2019 Second Quarter Report    83

16. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$3,799,046			$3,799,046
Investment in Granite LP(1)	—	19	(19)	—
Other non-current assets	69,116			69,116
	3,868,162	19	(19)	3,868,162

Current assets:
Assets held for sale	50,461			50,461
Other current assets	18,272	56		18,328
Intercompany receivable(2)	—	9,907	(9,907)	—
Cash and cash equivalents	496,628	234		496,862
Total assets	$4,433,523	10,216	(9,926)	$4,433,813
LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,188,599			$1,188,599
Other non-current liabilities	409,515			409,515
	1,598,114			1,598,114

Current liabilities:
Intercompany payable(2)	9,907		(9,907)	—
Other current liabilities	67,767	10,197		77,964
Total liabilities	1,675,788	10,197	(9,907)	1,676,078

Equity:
Stapled unitholders’ equity	2,756,367	19		2,756,386
Non-controlling interests	1,368		(19)	1,349
Total liabilities and equity	$4,433,523	10,216	(9,926)	$4,433,813

(1)	Granite REIT Holdings Limited Partnership (“Granite LP”) is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

84    Granite REIT 2019 Second Quarter Report

Balance Sheet	As at December 31, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$3,424,978			$3,424,978
Investment in Granite LP(1)	—	17	(17)	—
Other non-current assets	53,785			53,785
	3,478,763	17	(17)	3,478,763

Current assets:
Assets held for sale	44,238			44,238
Other current assets	7,462	46		7,508
Intercompany receivable(2)	—	7,130	(7,130)	—
Cash and cash equivalents	657,432	814		658,246
Total assets	$4,187,895	8,007	(7,147)	$4,188,755
LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,198,414			$1,198,414
Other non-current liabilities	408,722			408,722
	1,607,136			1,607,136

Current liabilities:
Intercompany payable(2)	7,130		(7,130)	—
Other current liabilities	76,644	7,990		84,634
Total liabilities	1,690,910	7,990	(7,130)	1,691,770

Equity:
Stapled unitholders’ equity	2,495,501	17		2,495,518
Non-controlling interests	1,484		(17)	1,467
Total liabilities and equity	$4,187,895	8,007	(7,147)	$4,188,755

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2019 Second Quarter Report    85

Income Statement	Three Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$67,903			$67,903

General and administrative expenses	8,636			8,636
Interest expense and other financing costs	7,798			7,798
Other costs and expenses, net	6,578			6,578
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(69,580)			(69,580)
Fair value loss on financial instruments	1,655			1,655
Loss on sale of investment properties	635			635
Income before income taxes	112,181	1	(1)	112,181
Income tax expense	13,504			13,504
Net income	98,677	1	(1)	98,677
Less net income attributable to non-controlling interests	10		(1)	9
Net income attributable to stapled unitholders	$98,667	1	—	$98,668

Income Statement	Three Months Ended June 30, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$62,140			$62,140

General and administrative expenses	7,147			7,147
Interest expense and other financing costs	5,449			5,449
Other costs and expenses, net	7,028			7,028
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(127,918)			(127,918)
Fair value gains on financial instruments	(1,438)			(1,438)
Acquisition transaction costs	1,581			1,581
Loss on sale of investment properties	147			147
Income before income taxes	170,144	1	(1)	170,144
Income tax expense	20,935			20,935
Net income	149,209	1	(1)	149,209
Less net income attributable to non-controlling interests	43		(1)	42
Net income attributable to stapled unitholders	$149,166	1	—	$149,167

86    Granite REIT 2019 Second Quarter Report

Income Statement	Six Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$131,330			$131,330

General and administrative expenses	16,510			16,510
Interest expense and other financing costs	15,353			15,353
Other costs and expenses, net	12,629			12,629
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(119,650)			(119,650)
Fair value loss on financial instruments	1,756			1,756
Loss on sale of investment properties	1,383			1,383
Income before income taxes	203,349	2	(2)	203,349
Income tax expense	26,344			26,344
Net income	177,005	2	(2)	177,005
Less net income attributable to non-controlling interests	84		(2)	82
Net income attributable to stapled unitholders	$176,921	2	—	$176,923

Income Statement	Six Months Ended June 30, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$123,795			$123,795

General and administrative expenses	14,635			14,635
Interest expense and other financing costs	10,969			10,969
Other costs and expenses, net	2,388			2,388
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(160,228)			(160,228)
Fair value losses on financial instruments	530			530
Acquisition transaction costs	1,739			1,739
Loss on sale of investment properties	1,234			1,234
Income before income taxes	252,528	2	(2)	252,528
Income tax expense	30,916			30,916
Net income	221,612	2	(2)	221,612
Less net income attributable to non-controlling interests	74		(2)	72
Net income attributable to stapled unitholders	$221,538	2	—	$221,540

Granite REIT 2019 Second Quarter Report    87

Statement of Cash Flows	Three Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$98,677	1	(1)	$98,677
Items not involving operating cash flows	(53,754)	(1)	1	(53,754)
Changes in working capital balances	6,304	162		6,466
Other operating activities	(1,278)			(1,278)
Cash provided by operating activities	49,949	162	—	50,111

INVESTING ACTIVITIES
Property acquisitions	(219,126)			(219,126)
Proceeds from disposals, net	(635)			(635)
Investment property capital additions
— Maintenance or improvements	(560)			(560)
— Developments or expansions	(705)			(705)
Acquisition deposits	(33,940)			(33,940)
Other investing activities	16,795			16,795
Cash used in investing activities	(238,171)	—	—	(238,171)

FINANCING ACTIVITIES
Distributions paid	(33,687)			(33,687)
Other financing activities	219,639			219,639
Cash provided by financing activities	185,952	—	—	185,952
Effect of exchange rate changes	(2,021)			(2,021)
Net increase (decrease) in cash and cash equivalents during the period	$(4,291)	162	—	$(4,129)

Statement of Cash Flows	Three Months Ended June 30, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$149,209	1	(1)	$149,209
Items not involving operating cash flows	(104,385)	(1)	1	(104,385)
Changes in working capital balances	3,549	(170)		3,379
Other operating activities	(3,191)			(3,191)
Cash provided by (used in) operating activities	45,182	(170)	—	45,012

INVESTING ACTIVITIES
Property acquisitions	(327,256)			(327,256)
Investment property capital additions
— Maintenance or improvements	(6,197)			(6,197)
— Developments or expansions	(55)			(55)
Acquisition deposit	(8,308)			(8,308)
Other investing activities	29,829			29,829
Cash used in investing activities	(311,987)	—	—	(311,987)

FINANCING ACTIVITIES
Distributions paid	(31,181)			(31,181)
Other financing activities	80,310			80,310
Cash provided by financing activities	49,129	—	—	49,129
Effect of exchange rate changes	(5,781)			(5,781)
Net decrease in cash and cash equivalents during the period	$(223,457)	(170)	—	$(223,627)

88    Granite REIT 2019 Second Quarter Report

Statement of Cash Flows	Six Months Ended June 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$177,005	2	(2)	$177,005
Items not involving operating cash flows	(89,264)	(2)	2	(89,264)
Changes in working capital balances	3,372	(580)		2,792
Other operating activities	1			1
Cash provided by (used in) operating activities	91,114	(580)	—	90,534

INVESTING ACTIVITIES
Property acquisitions	(383,744)			(383,744)
Proceeds from disposals, net	25,628			25,628
Investment property capital additions
— Maintenance or improvements	(1,785)			(1,785)
— Developments or expansions	(4,681)			(4,681)
Acquisition deposits	(33,940)			(33,940)
Other investing activities	16,757			16,757
Cash used in investing activities	(381,765)	—	—	(381,765)

FINANCING ACTIVITIES
Distributions paid	(65,623)			(65,623)
Other financing activities	205,604			205,604
Cash provided by financing activities	139,981	—	—	139,981
Effect of exchange rate changes	(10,134)			(10,134)
Net decrease in cash and cash equivalents during the period	$(160,804)	(580)	—	$(161,384)

Statement of Cash Flows	Six Months Ended June 30, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$221,612	2	(2)	$221,612
Items not involving operating cash flows	(128,352)	(2)	2	(128,352)
Changes in working capital balances	1,274	(173)		1,101
Other operating activities	(11,808)			(11,808)
Cash provided by (used in) operating activities	82,726	(173)	—	82,553

INVESTING ACTIVITIES
Property acquisitions	(399,352)			(399,352)
Proceeds from disposals, net	356,479			356,479
Investment property capital additions
— Maintenance or improvements	(15,000)			(15,000)
— Developments or expansions	(860)			(860)
Acquisition deposit	(8,308)			(8,308)
Other investing activities	29,802			29,802
Cash used in investing activities	(37,239)	—	—	(37,239)

FINANCING ACTIVITIES
Distributions paid	(62,841)			(62,841)
Other financing activities	(5,002)			(5,002)
Cash used in financing activities	(67,843)	—	—	(67,843)
Effect of exchange rate changes	3,653			3,653
Net decrease in cash and cash equivalents during the period	$(18,703)	(173)	—	$(18,876)

Granite REIT 2019 Second Quarter Report    89

17. COMMITMENTS AND CONTINGENCIES

(a)     The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)     At June 30, 2019, the Trust’s contractual commitments related to construction and development projects, and the purchase of a property in the United States amounted to approximately $300.3 million.

(c)     The Trust owns a property located in Canada for which the tenant has a purchase option to acquire the property from Granite at a stipulated price included in the lease agreement. Subsequent to June 30, 2019, the tenant has exercised its option to acquire the property (note 18(e)).

18. SUBSEQUENT EVENTS

(a)     Granite entered into a joint arrangement with a third-party and on July 1, 2019, completed the purchase of 190.6 acres of development land located in Harris County, Texas for a purchase price of $33.4 million (US$25.4 million). Granite had made an initial capital contribution to the joint arrangement of $33.8 million (US$25.8 million) to fund the acquisition of the land.

(b)     On July 8, 2019, Granite acquired an income-producing property located in Born, Netherlands at a purchase price of $25.7 million (€17.5 million) which was funded with cash on hand.

(c)     On July 17, 2019, the Trust declared monthly distributions for July 2019 of $11.5 million (note 10).

(d)     On July 17, 2019, Granite agreed to acquire an income-producing property located in Horn Lake, Mississippi for $24.0 million (US$18.5 million). The acquisition is subject to customary closing conditions and is expected to close in the third quarter of 2019.

(e)     On July 24, 2019, a tenant has exercised its purchase option to acquire one of the Trust’s properties located in Canada at a stipulated price included in the lease agreement. The property is expected to be sold in the fourth quarter of 2019.

90    Granite REIT 2019 Second Quarter Report

REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Jennifer Warren

Trustee

Officers Kevan Gorrie President and Chief Executive Officer Teresa Neto Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2018 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com